Exhibit 99.3

PRO FORMA VALUATION REPORT

SECOND-STEP CONVERSION

Meridian Bancorp, Inc. ¦ East Boston, Massachusetts

PROPOSED HOLDING COMPANY FOR:

East Boston Savings Bank ¦ East Boston, Massachusetts

Dated as of February 14, 2014

1100 North Glebe Road Suite 600

Arlington, Virginia 22201

703.528.1700

rpfinancial.com

February 14, 2014

Board of Trustees

Meridian Financial Services, Incorporated

Boards of Directors

Meridian Interstate Bancorp, Inc.

Meridian Bancorp, Inc.

East Boston Savings Bank

10 Meridian Street

East Boston, Massachusetts 02128

Members of the Boards of Trustees and Directors:

At your request, we have completed and hereby provide an independent appraisal (“Appraisal”) of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion transaction described below.

This Appraisal is furnished pursuant to the requirements stipulated in the Code of Federal Regulations and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” (the “Valuation Guidelines”) of the Office of Thrift Supervision (“OTS”) and accepted by the Federal Reserve Board (“FRB”), the Office of the Comptroller of the Currency (“OCC”), the Federal Deposit Insurance Corporation (“FDIC”), the Massachusetts Commissioners of Banks (the “Commissioner”), and applicable regulatory interpretations thereof.

Description of Plan of Conversion

On March 5, 2014, the Board of Trustees of Meridian Financial Services, Incorporated (the “MHC”) and the Board of Directors of Meridian Interstate Bancorp, Inc. (“EBSB”) adopted a plan of conversion whereby the MHC will convert to stock form. As a result of the conversion, EBSB, which currently owns all of the issued and outstanding common stock of East Boston Savings Bank, East Boston, Massachusetts (the “Bank”), will be succeeded by a Maryland corporation with the name of Meridian Bancorp, Inc. (“Meridian Bancorp” or the “Company”). Following the conversion, the MHC will no longer exist. For purposes of this document, the existing consolidated entity will hereinafter also be referred to as Meridian Bancorp or the Company, unless otherwise identified as EBSB. As of December 31, 2013, the MHC had a majority ownership interest in, and its principal asset consisted of, approximately 59.24% of the common stock (the “MHC Shares”) of EBSB. The remaining 40.76% of EBSB’s common stock is owned by public stockholders.

Washington Headquarters
Three Ballston Plaza	Telephone: (703) 528-1700
1100 North Glebe Road, Suite 600	Fax No.: (703) 528-1788
Arlington, VA 22201	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

It is our understanding that Meridian Bancorp will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Tax-Qualified Employee Benefit Plans including the Bank’s employee stock ownership plan (the “ESOP”), and to employees, officers, trustees, directors and corporators. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale to the public at large in a community offering and a syndicated or firm commitment underwritten offering. Upon completing the mutual-to-stock conversion and stock offering (the “second-step conversion”), the Company will be 100% owned by public shareholders, the publicly-held shares of EBSB will be exchanged for shares in the Company at a ratio that retains their ownership interest at the time the conversion is completed and the MHC assets will be consolidated with the Company.

RP® Financial, LC.

RP® Financial, LC. (“RP Financial”) is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for the Appraisal, we are independent of the Company, the Bank, the MHC and the other parties engaged by the Bank or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of the Company, the Bank and the MHC, including the prospectus as filed with the FRB, the FDIC, the Commissioner and the Securities and Exchange Commission (“SEC”). We have conducted a financial analysis of the Company, the Bank and the MHC that has included a review of audited financial information for the years ended December 31, 2009 through December 31, 2013 and a review of various unaudited information and internal financial reports through December 31, 2013, and due diligence related discussions with the Company’s management; Wolf & Company, P.C., the Company’s independent auditor; Luse Gorman Pomerenk & Schick, P.C. the Company’s conversion counsel and Sterne, Agee & Leach, Inc., the Company’s marketing advisor in connection with the stock offering. All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Meridian Bancorp operates and have assessed Meridian Bancorp’s relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on Meridian Bancorp and the industry as a whole. We have analyzed the potential effects of the stock conversion on Meridian Bancorp’s operating characteristics and financial performance as they relate to the pro forma market value of Meridian Bancorp. We have analyzed the assets held by the MHC, which will be consolidated with Meridian Bancorp’s assets and equity pursuant to the completion of the second-step conversion. We have reviewed the economic and demographic characteristics of the Company’s primary market area. We have compared Meridian Bancorp’s financial performance and condition with selected publicly-traded thrifts in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed the current conditions in the securities markets in general and the market for thrift stocks in particular, including the market for existing thrift issues, initial public offerings by thrifts and thrift holding companies, and second-step conversion offerings. We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.

The Appraisal is based on Meridian Bancorp’s representation that the information contained in the regulatory applications and additional information furnished to us by Meridian Bancorp and its independent auditor, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by Meridian Bancorp, or its independent auditor, legal counsel and other authorized agents nor did we independently value the assets or liabilities of Meridian Bancorp. The valuation considers Meridian Bancorp only as a going concern and should not be considered as an indication of Meridian Bancorp’s liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for Meridian Bancorp and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the value of Meridian Bancorp’s stock alone. It is our understanding that there are no current plans for selling control of Meridian Bancorp following completion of the second-step conversion. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which Meridian Bancorp’s common stock, immediately upon completion of the second-step stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

In preparing the pro forma pricing analysis we have taken into account the pro forma impact of the MHC’s net assets (i.e., unconsolidated equity) that will be consolidated with the Company and thus will slightly increase equity. After accounting for the impact of the MHC’s net assets, the public shareholders’ ownership interest was reduced by approximately 0.24%. Accordingly, for purposes of the Company’s pro forma valuation, the public shareholders’ pro forma ownership interest was reduced from 40.76% to 40.52% and the MHC’s ownership interest was increased from 59.24% to 59.48%.

Valuation Conclusion

It is our opinion that, as of February 14, 2013, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering – including (1) newly-issued shares representing the MHC’s current ownership interest in the Company and (2) exchange shares issued to existing public shareholders of EBSB – was $462,322,250 at the midpoint, equal to 46,232,225 shares at $10.00 per share. The resulting range of value and pro forma shares, all based on $10.00 per share, are as follows: $392,973,910 or 39,297,391 shares at the minimum, $531,670,590 or 53,167,059 shares at the maximum and $611,421,180 or 61,142,118 shares at the super maximum.

Based on this valuation and taking into account the ownership interest represented by the shares owned by the MHC, the midpoint of the offering range is $275,000,000 equal to 27,500,000 shares at $10.00 per share. The resulting offering range and offering shares, all based on $10.00 per share, are as follows: $233,750,000 or 23,375,000 shares at the minimum, $316,250,000 or 31,625,000 shares at the maximum and $363,687,500 or 36,368,750 shares at the super maximum,

Establishment of the Exchange Ratio

The conversion regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Boards of Trustees of the MHC and the Board of Directors of EBSB and the Bank have independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company (adjusted for the dilution resulting from the consolidation of the MHC’s unconsolidated equity into the Company). The exchange ratio to be received by the existing minority shareholders of the Company will be determined at the end of the offering, based on the total number of shares sold in the offering and the final appraisal. Based on the valuation conclusion herein, the resulting offering value and the $10.00 per share offering price, the indicated exchange ratio at the midpoint is 2.0682 shares of the Company’s stock for every one share held by public shareholders. Furthermore, based on the offering range of value, the indicated exchange ratio is 1.7580 at the minimum, 2.3785 at the maximum and 2.7353 at the super maximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

Limiting Factors and Considerations

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion offering, or prior to that time, will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Meridian Bancorp immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the second-step conversion.

RP Financial’s valuation was based on the financial condition, operations and shares outstanding of Meridian Bancorp as of December 31, 2013, the date of the financial data included in the prospectus. The proposed exchange ratio to be received by the current public stockholders of EBSB and the exchange of the public shares for newly issued shares of Meridian Bancorp’s common stock as a full public company was determined independently by the Boards of Trustees of the MHC and the Boards of Directors of EBSB and the Bank. RP Financial expresses no opinion on the proposed exchange ratio to public stockholders or the exchange of public shares for newly issued shares.

Board of Trustees

Boards of Directors

February 14, 2014

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.

This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Meridian Bancorp, management policies, and current conditions in the equity markets for thrift shares, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of Meridian Bancorp’s stock offering.

Respectfully submitted,
RP® FINANCIAL, LC.

/s/ William E. Pommerening
William E. Pommerening
Chief Executive Officer and
Managing Director

/s/ Gregory E. Dunn
Gregory E. Dunn
Director

TABLE OF CONTENTS

MERIDIAN BANCORP, INC.

EAST BOSTON SAVINGS BANK

East Boston, Massachusetts

DESCRIPTION	PAGE NUMBER

CHAPTER ONE OVERVIEW AND FINANCIAL ANALYSIS

Introduction	I.1
Plan of Conversion	I.1
Strategic Overview	I.2
Balance Sheet Trends	I.5
Income and Expense Trends	I.8
Interest Rate Risk Management	I.11
Lending Activities and Strategy	I.12
Asset Quality	I.15
Funding Composition and Strategy	I.16
Subsidiaries	I.17
Legal Proceedings	I.17

CHAPTER TWO MARKET AREA ANALYSIS

Introduction	II.1
National Economic Factors	II.1
Market Area Demographics	II.4
Regional Economy	II.7
Unemployment Trends	II.8
Market Area Deposit Characteristics and Competition	II.9

CHAPTER THREE PEER GROUP ANALYSIS

Peer Group Selection	III.1
Financial Condition	III.6
Income and Expense Components	III.8
Loan Composition	III.11
Interest Rate Risk	III.13
Credit Risk	III.15
Summary	III.15

RP® Financial, LC.	TABLE OF CONTENTS
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TABLE OF CONTENTS

MERIDIAN BANCORP, INC.

EAST BOSTON SAVNIGS BANK

East Boston, Massachusetts

(continued)

DESCRIPTION	PAGE NUMBER

CHAPTER FOUR VALUATION ANALYSIS

Introduction	IV.1
Appraisal Guidelines	IV.1
RP Financial Approach to the Valuation	IV.1
Valuation Analysis	IV.1
1. Financial Condition	IV.1
2. Profitability, Growth and Viability of Earnings	IV.4
3. Asset Growth	IV.6
4. Primary Market Area	IV.6
5. Dividends	IV.7
6. Liquidity of the Shares	IV.7
7. Marketing of the Issue	IV.9
A. The Public Market	IV.9
B. The New Issue Market	IV.13
C. The Acquisition Market	IV.16
D. Trading in Meridian Bancorp’s Stock	IV.16
8. Management	IV.17
9. Effect of Government Regulation and Regulatory Reform	IV.17
Summary of Adjustments	IV.17
Valuation Approaches	IV.18
1. Price-to-Earnings (“P/E”)	IV.20
2. Price-to-Book (“P/B”)	IV.22
3. Price-to-Assets (“P/A”)	IV.22
Comparison to Recent Offerings	IV.23
Valuation Conclusion	IV.23
Establishment of the Exchange Ratio	IV.24

F-8

LIST OF TABLES

MERIDIAN BANCORP, INC.

EAST BOSTON SAVINGS BANK

East Boston, Massachusetts

TABLE NUMBER	DESCRIPTION	PAGE

1.1	Historical Balance Sheet Data	I.6
1.2	Historical Income Statements	I.9

2.1	Summary Demographic Data	II.5
2.2	Primary Market Area Employment Sectors	II.7
2.3	Market Area Largest Employers	II.8
2.4	Unemployment Trends	II.9
2.5	Deposit Summary	II.10
2.5	Market Area Deposit Competitors	II.11

3.1	Peer Group of Publicly-Traded Thrifts	III.3
3.2	Balance Sheet Composition and Growth Rates	III.7
3.3	Income as a % of Average Assets and Yields, Costs, Spreads	III.9
3.4	Loan Portfolio Composition and Related Information	III.12
3.5	Interest Rate Risk Measures and Net Interest Income Volatility	III.14
3.6	Credit Risk Measures and Related Information	III.16

4.1	Market Area Unemployment Rates	IV.7
4.2	Pricing Characteristics and After-Market Trends	IV.14
4.3	Market Pricing Comparatives	IV.15
4.4	Public Market Pricing	IV.21

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.1

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

East Boston Savings Bank (the “Bank”), founded in 1848, is a Massachusetts-chartered stock savings bank headquartered in East Boston, Massachusetts. The Bank serves the Boston metropolitan area through 27 full service banking offices in the Massachusetts counties of Essex, Middlesex and Suffolk. The Bank also maintains four loan centers, two in Essex County and one each in the counties of Middlesex and Suffolk. The Bank is subject to regulation and oversight by the Federal Deposit Insurance Corporation (the “FDIC”) and the Massachusetts Commissioner of Banks (the “Commissioner”). The Bank is a member of the Federal Home Loan Bank (“FHLB”) system, and its deposits are insured up to the regulatory maximums by the FDIC. Exhibit I-1 is a map of the Bank’s office locations.

Meridian Interstate Bancorp, Inc. (“EBSB”) is a Massachusetts mid-tier stock holding company of the Bank. EBSB owns 100% of the outstanding common stock of the Bank. Since being formed in 2006, EBSB has been engaged primarily in the business of holding the common stock of the Bank. EBSB completed its initial public offering on January 22, 2008, pursuant to which it sold 10,050,000 shares or 43.70% of its outstanding common stock to the public and issued 12,650,000 shares or 55.00% of its common stock outstanding to Meridian Financial Services, Incorporated (the “MHC”), the mutual holding company parent of EBSB. Additionally, EBSB contributed 300,000 shares of common stock or 1.30% of its common stock outstanding to the Meridian Charitable Foundation, Inc. The MHC and EBSB are subject to supervision and regulation by the Commissioner and the Board of Governors of the Federal Reserve System (the “Federal Reserve Board” or the “FRB”). At December 31, 2013, EBSB had total consolidated assets of $2.7 billion, deposits of $2.2 billion and equity of $249.2 million or 9.29% of total assets. EBSB’s audited financial statements for the most recent period are included by reference as Exhibit I-2.

Plan of Conversion

On March 5, 2014, the respective Board of Trustees of the MHC and the Board of Directors of EBSB adopted the plan of conversion, whereby the MHC will convert to stock form. As a result of the conversion, EBSB, which currently owns all of the issued and outstanding common stock of the Bank, will be succeeded by a Maryland corporation with the name of

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.2

Meridian Bancorp, Inc. (“Meridian Bancorp” or the “Company”). Following the conversion, the MHC will no longer exist. For purposes of this document, the existing consolidated entity will also hereinafter be referred to as Meridian Bancorp or the Company, unless otherwise identified as EBSB. As of December 31, 2013, the MHC had a majority ownership interest of approximately 59.53% in, and its principal asset consisted of, 13,164,109 common stock shares of Meridian Bancorp (the “MHC Shares”). The remaining 9,057,070 shares or approximately 40.76% of Meridian Bancorp’s common stock was owned by public shareholders.

It is our understanding that Meridian Bancorp will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Tax-Qualified Employee Benefit Plans including the Bank’s employee stock ownership plan (the “ESOP”), and to employees, officers, trustees, directors and corporators. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale to the public at large in a community offering and a syndicated or firm commitment underwritten offering. Upon completing the mutual-to-stock conversion and stock offering (the “second-step conversion”), the Company will be 100% owned by public shareholders, the publicly-held shares of EBSB will be exchanged for shares in the Company at a ratio that retains their ownership interest at the time the conversion is completed and the MHC assets will be consolidated with the Company.

Strategic Overview

Meridian Bancorp maintains a local community banking emphasis, with a primary strategic objective of meeting the borrowing and savings needs of consumers and businesses in the Boston metropolitan area. Lending activities by the Company have emphasized the origination of mortgage loans, including commercial real estate loans, 1-4 family permanent mortgage loans, multi-family loans and construction loans. Lending diversification by the Company also includes the origination of consumer loans and commercial business loans. In recent years, the Company has focused on growing the commercial real estate and multi-family loan portfolios. The Company’s lending activities are supplemented with investments in securities, which comprise a much smaller of the Company’s interest-earning asset composition. Corporate bonds comprise the largest segment of the Company’s investment portfolio. Assets are primarily funded by retail deposits generated through the branch network, with supplemental funding provided by utilization of borrowings as an alternative funding source for purposes of managing funding costs and interest rate risk.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
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In 2010, the Company supplemented organic growth through the acquisition of Mt. Washington Co-operative Bank, South Boston, Massachusetts (“Mt. Washington”). The merger of Mt. Washington with and into the Bank was completed on January 4, 2010, pursuant to which the Company issued 514,109 shares of its common stock to the MHC. The Company also contributed $15.0 million of capital to the Bank in connection with the Mt. Washington acquisition. With the acquisition of Mt. Washington, the Company added 7 full service branches in Suffolk County, which operate under the name “Mt. Washington Bank, A Division of East Boston Savings Bank”. In connection with Mt. Washington acquisition, the Company acquired $470.0 million of assets, $345.3 million of net loans receivable and assumed deposits of $380.4 million. Goodwill resulting from the acquisition approximated $13.7 million.

The Company also previously owned 43% of the capital stock of Hampshire First Bank, a New Hampshire chartered bank, organized in 2006 and headquartered in Manchester, New Hampshire. On November 16, 2011, Hampshire First Bank entered into an Agreement and Plan of Merger with NBT Bancorp, Inc. (“NBTB”) and NBT Bank, N.A. The merger was completed was completed on June 8, 2012, with the Company recognizing a pre-tax gain of $4.8 million and receiving $6.6 million in cash and 547,481 NBTB shares with a fair value of $11.1 million as proceeds from the sale.

Overall, implementation of the Company’s growth strategies has served to effectively leverage capital and bolster earnings. The Company’s lending markets were adversely impacted by the 2008 national recession and the resulting fallout from the financial crisis that occurred with the implosion of the housing market, pursuant to which the Company experienced credit quality deterioration and significant increases in loan loss provisions established. The acquisition of Mt. Washington also significantly increased the Company’s balance of non-performing assets. Non-performing assets peaked at yearend 2011, totaling $57.5 million or 2.72% of assets. Through implementation of workout strategies, increasing net loan charge-offs and improving real estate market conditions, the balance of non-performing assets has declined since yearend 2011. Non-performing assets totaled $42.9 million or 1.60% of assets at December 31, 2013. Non-performing assets at December 31, 2013 included $15.8 million of assets acquired in the Mt. Washington merger.

Meridian Bancorp’s earnings base is largely dependent upon net interest income and operating expense levels. Overall, the Company has maintained a relatively stable net interest margin, although in 2013 the Company began to experience net interest margin compression as

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.4

the prolonged low interest rate environment has resulted in yields earned on interest-earnings assets declining more relative to funding costs paid on interest-bearing liabilities. Operating expenses have been maintained at relatively stable levels, as the Company has effectively leveraged recent increases in operating expenses associated with new branches opened and expansion of residential and commercial lending capacity. Similarly, revenues derived from non-interest operating income sources have been a fairly stable contributor to the Company’s core earnings base, with such income consisting mostly of customer service fees and income from bank-owned life insurance.

A key component of the Company’s business plan is to complete a second-step conversion offering. The Company’s strengthened capital position will support continued expansion of the banking franchise in desired growth markets. As a fully-converted institution, the Company’s strengthened capital position and greater capacity to offer stock as consideration will facilitate additional opportunities to grow through acquisitions of other financial institutions or provider of other financial services. At this time, the Company has no specific plans for further expansion through acquisition.

The post-offering business plan of the Company is expected to focus on operating and growing a profitable institution serving retail customers and businesses in local markets. The additional capital realized from stock proceeds will increase liquidity to support funding of future loan growth and other interest-earning assets. The Company’s strengthened capital position will also provide more of a cushion against potential credit quality related losses, as the Company continues to implement workout strategies to reduce the balance of non-performing assets. Meridian Bancorp’s higher capital position resulting from the infusion of stock proceeds will also serve to reduce interest rate risk, particularly through enhancing the Company’s interest-earning assets/interest-bearing liabilities (“IEA/IBL”) ratio. The additional funds realized from the stock offering will serve to raise the level of interest-earning assets funded with equity and, thereby, reduce the ratio of interest-earning assets funded with interest-bearing liabilities as the balance of interest-bearing liabilities will initially remain relatively unchanged following the conversion, which may facilitate a reduction in Meridian Bancorp’s funding costs. The projected uses of proceeds are highlighted below.

•	Meridian Bancorp, Inc. The Company is expected to retain up to 50% of the net offering proceeds. At present, funds at the Company level, net of the loan to the ESOP, are expected to be primarily invested initially into liquid funds held as a deposit at the Bank and short-term investment grade securities. Over time, the funds may be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of cash dividends.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.5

•	East Boston Savings Bank. Approximately 50% of the net stock proceeds will be infused into the Bank in exchange for all of the Bank’s stock. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to be primarily utilized to fund loan growth over time.

Overall, it is the Company’s objective to pursue growth that will serve to increase returns, while, at the same time, growth will not be pursued that could potentially compromise the overall risk associated with Meridian Bancorp’s operations.

Balance Sheet Trends

Table 1.1 shows the Company’s historical balance sheet data for the past five years. The Company sustained positive asset growth throughout the period covered in Table 1.1, with assets increasing at an annual rate of 22.0% from yearend 2009 through yearend 2013. Asset growth was the strongest during 2010, which was supported by the acquisition of Mt. Washington. Asset growth was primarily funded by deposit growth, with supplemental funding provided by increased utilization of borrowings. A summary of Meridian Bancorp’s key operating ratios for the past five years is presented in Exhibit I-3.

Meridian Bancorp’s loans receivable portfolio increased at a 29.2% annual rate from yearend 2009 through yearend 2013, in which loan growth was sustained throughout the period. The Company’s higher loan growth rate compared to its asset growth rate provided for an increase in the loans-to-assets ratio from 67.1% at December 31, 2009 to 84.5% at December 31, 2013. Net loans receivable at December 31, 2013 totaled $2.3 billion, versus $813.3 million at December 31, 2009.

Loan growth was primarily sustained by growth of commercial real estate and multi-family loans, with the concentration of commercial real estate and multi-family loans increasing from 49.1% of total loans as of December 31, 2009 to 57.6% of total loans at December 31, 2013. Most of the growth has consisted of commercial real estate loans, which increased from $350.6 million or 42.6% of total loans at December 31, 2009 to $1.0 billion or 45.0% of total loans at December 31, 2013. Multi-family loans increased from $53.4 million or 6.5% of total loans at December 31, 2009 to $288.2 million or 12.6% of total loans at December 31, 2013. The Company’s second largest loan concentration of loans is 1-4 family permanent mortgage loans, which equaled $276.1 million or 33.5% of total loans at December 31, 2009 and $454.1

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.6

[Table Omitted]

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.7

million or 19.8% of total loans at December 31, 2013. The comparatively slower growth of the 1-4 family loan portfolio was related to accelerated repayments due to borrowers refinancing into lower rate loans and the Company’s general philosophy of selling originations of longer term fixed rate loans to the secondary market. Construction loans have also declined as a percent total loans, equaling $208.8 million or 9.1% of total loans at December 31, 2013 compared to $94.1 million or 11.4% of total loans at December 31, 2009. Home equity lines of credit have been a minor source of loan growth for the Company, increasing from $30.0 million or 3.6% of total loans at December 31, 2009 to $54.5 million or 2.4% of total loans at December 31, 2013. The Company’s diversification into commercial business lending has become more prominent in recent years, increasing from $18.0 million or 2.2% of total loans at December 31, 2009 to $247.0 million or 10.8% of total loans at December 31, 2013. Consumer lending has consistently been a very minor area of lending diversification for the Company, with the balance of consumer loans totaling $7.2 million or 0.3% of total loans at December 31, 2013 compared to $1.2 million or 0.2% of total loans at December 31, 2009.

The intent of the Company’s investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting overall credit and interest rate risk objectives. Over the past five years, the Company’s level of investment securities and certificates of deposit (“CDs”) has trended lower as a percent of total assets, decreasing from $296.4 million or 24.5% of assets at yearend 2009 to $201.1 million or 7.5% of total assets at yearend 2013. All investment securities are maintained as available for sale. As of December 31, 2013, the investment securities portfolio consisted of $93.4 million of corporate bonds, $33.1 million of notes issued by government sponsored enterprises (“GSEs”), $5.9 million of municipal bonds, $13.4 million of mortgage-backed securities, $53.3 million of common stock equities and $2.0 million of money market mutual funds. As of December 31, 2013, the investment securities portfolio had a net unrealized gain of $7.4 million. Exhibit I-4 provides historical detail of the Company’s investment portfolio. The Company also held $11.9 million of FHLB stock and cash and cash equivalents of $86.3 million at December 31, 2013, equal to 0.4% of assets and 3.2% of assets, respectively.

The Company also maintains an investment in bank-owned life insurance (“BOLI”) policies, which cover the lives of certain officers and employees of the Company. The purpose of the investment is to provide funding for the benefit plans of the covered individuals. The life insurance policies earn tax-exempt income through cash value accumulation and death proceeds. As of December 31, 2013, the cash surrender value of the Company’s BOLI equaled $37.4 million or 1.4% of assets.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.8

Over the past five years, Meridian Bancorp’s funding needs have been addressed through a combination of deposits, borrowings and internal cash flows. From yearend 2009 through yearend 2013, the Company’s deposits increased at a 25.0% annual rate. Deposit growth was sustained throughout the period covered in Table 1.1 and, overall, deposits increased from $922.5 million or 76.2% of assets at yearend 2009 to $2.2 billion or 83.8% of assets at yearend 2013. Transaction and savings account deposits constitute the largest concentration of the Company’s deposits and have been the primary source of the Company’s deposit growth in recent years.

Borrowings serve as an alternative funding source for the Company to address funding needs for growth and to support management of deposit costs and interest rate risk. From yearend 2009 through yearend 2013, borrowings increased at an annual rate of 21.1%. Overall, borrowings increased from $75.4 million or 6.2% of assets at yearend 2009 to $161.9 million or 6.0% of assets at December 31 2013. FHLB advances constitute the primary source of borrowings utilized by the Company and accounted for all of the Company’s outstanding borrowing as of December 31, 2013.

The Company’s equity increased at a 5.6% annual rate from yearend 2009 through yearend 2013, as retention of earnings was somewhat offset by stock repurchases Comparatively stronger asset growth relative to capital growth reduced the Company’s equity-to-assets ratio from 16.5% at yearend 2009 to 9.3% at yearend 2013. Over the same time period, the Company’s tangible equity-to-assets ratio declined from 16.5% to 8.8%. Goodwill equaled $13.7 million or 0.5% of assets at December 31, 2013. The Bank maintained capital surpluses relative to all of its regulatory capital requirements at December 31, 2013. The addition of stock proceeds will serve to strengthen the Company’s capital position, as well as support growth opportunities. At the same time, the significant increase in Meridian Bancorp’s pro forma capital position will initially depress its ROE.

Income and Expense Trends

Table 1.2 shows the Company’s historical income statements for the past five years through the year ended December 31, 2013. The Company’s reported earnings over the past five years ranged $3.8 million or 0.32% of average assets in 2009 to $15.4 million or 0.62% of

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
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[Table Omitted]

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.10

average assets in 2013. Net interest income and operating expenses represent the primary components of the Company’s earnings. Non-interest operating income has been a fairly stable source of earnings for the Company, while loan loss provisions have had a varied impact on the Company’s earnings over the past five years. Non-operating income primarily consists of gains on sales of securities.

Over the past five years, the Company maintained a fairly stable net interest income to average assets ratio, ranging from a low of 3.00% during 2013 to a high of 3.51% during 2010. The recent decline in the Company’s net interest income ratio was largely attributable to interest rate spread compression that has resulted from a more significant decrease in the yield earned on interest-earnings assets relative to the cost of interest-bearing liabilities. As the result of the prolonged low interest rate environment, the decline in yield earned on less rate sensitive interest-earning assets has become more significant relative to the decline in rate paid on more rate sensitive liabilities which had more significant downward repricing earlier in the prevailing interest rate environment. The decline in yield earned on interest-earning assets has been partially offset by the increase in comparatively higher yielding loans that comprise interest-earning assets. Overall, during the past five years, the Company’s interest rate spread decreased from a peak of 3.62% during 2010 to 3.00% during 2013. The Company’s net interest rate spreads and yields and costs for the past five years are set forth in Exhibit I-3 and Exhibit I-5.

Non-interest operating income as a percent of average assets has also been a fairly stable contributor to the Company’s earnings, ranging from a low of 0.39% of average assets during 2013 to a high of 0.57% of average assets during 2010 and 2011. Customer service fees account for the major portion of the Company’s non-interest operating revenues, which also includes income earned on BOLI, mortgage banking gains, loan fees and miscellaneous other income.

Operating expenses represent the other major component of the Company’s earnings, ranging from a low of 2.58% of average assets during 2013 to a high of 2.84% of average assets during 2012. The comparatively operating expense ratio for 2012 was mostly related to increases in operating expenses resulting from new branches opened and expansion of residential and commercial lending capacity, which were subsequently leveraged in 2013.

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I.11

Overall, the general trends in the Company’s net interest margin and operating expense ratio since 2009 reflect stability in core earnings, as indicated by the Company’s expense coverage ratio (net interest income divided by operating expenses). Meridian Bancorp’s expense coverage ratio equaled 1.15 times during 2009, versus a ratio of 1.16 times during 2013. Likewise, Meridian Bancorp’s efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 74.66% during 2009 was fairly consistent with its efficiency ratio of 76.11% during 2013.

Over the past five years, loan loss provisions established by the Company ranged from 0.18% of average assets during 2009 to 0.41% of average assets during 2012. For 2013, the Company established loan loss provisions of $6.5 million or 0.26% of average assets. The higher loan provisions established during 2012 took into consideration an increase in net loan charge-offs, as well as the loan growth that was experienced during 2012. As of December 31, 2013, the Company maintained valuation allowances of $25.3 million, equal to 1.11% of loans receivable and 61.00% of non-accruing loans. Exhibit I-6 sets forth the Company’s loan loss allowance activity during the past five years.

Non-operating income and losses have had a varied impact on the Company’s earnings over the past five years, primarily consisting of gains on sale of investment securities. Net non-operating income and losses over the past five years ranged from a nominal loss of $27,000 during 2009 to income of $9.6 million or 0.39% of average assets during 2013. The relatively high level of non-operating income reported for 2013 was the result of a $9.6 million gain on sale of securities. Overall, the various items that comprise the Company’s non-operating income are not viewed to be part of the Company’s core or recurring earnings base.

The Company’s effective tax rate ranged from 33.75% for 2012 to 36.46% for 2009. The Company’s effective tax rate was 34.34% during 2013. As set forth in the prospectus, the Company’s effective marginal tax rate is 40.0%.

Interest Rate Risk Management

The Company’s balance sheet is liability-sensitive in the short-term (less than one year) and, thus, the net interest margin will typically be adversely affected during periods of rising and higher interest rates. Comparatively, the Company’s net interest margin has benefited from the declining and low interest rate environment that has prevailed in recent years. However, as interest rates have remained at historically low levels for an extended period of time, the Company has experienced interest spread compression as the average yield earned on interest-earning assets has started to decline more relative to the average rate paid on interest-bearing

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liabilities. As of December 31, 2013, a simulation analysis of changes in the Company’s net interest income due to immediate non-parallel changes in interest rates at January 1, 2014 through December 31, 2014 indicated that a 3.0% increase in interest rates would result in a 12.66% decrease in the Company’s net interest income (see Exhibit I-7).

The Company pursues a number of strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities. The Company manages interest rate risk from the asset side of the balance sheet through maintaining investments as available-for-sale, investing in bonds with maturities of less than five years, selling originations of longer term, fixed rate conforming 1-4 family loans into the secondary market, offering adjustable rate 1-4 family loans with various repricing periods and diversifying into other types of lending beyond 1-4 family permanent mortgage loans which consists primarily of adjustable rate loans or shorter-term fixed rate loans As of December 31, 2013, ARM loans comprised 79.5% of total loans. On the liability side of the balance sheet, management of interest rate risk has been pursued through FHLB advances with varied initial terms extending out to seven years and emphasizing growth of lower costing and less interest rate sensitive transaction and savings account deposits. Transaction and savings account deposits comprised 69.9% of the Company’s average total deposits during the year ended December 31, 2013.

The infusion of stock proceeds will serve to further limit the Company’s interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Company’s capital position will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

Meridian Bancorp’s lending activities have provided for a loan portfolio composition that is concentrated in commercial real estate loans, followed by 1-4 family residential loans, multi-family real estate loans, commercial business loans and construction loans. To a lesser extent, the Company’s lending activities include origination of home equity lines of credit and consumer loans. Going forward, the Company’s lending strategy will continue to emphasize commercial real estate lending and lending diversification will emphasize growth of commercial business loans. Exhibit I-8 provides historical detail of Meridian Bancorp’s loan portfolio composition over the past five years and Exhibit I-9 provides the contractual maturity of the Company’s loan portfolio by loan type as of December 31, 2013.

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I.13

Commercial Real Estate Loans Commercial real estate loans consist largely of loans originated by the Company, which are collateralized by properties in the Company’s regional lending area. On a more limited basis, the Company supplements originations of commercial real estate loans with purchased loan participations secured by properties that are primarily located in eastern Massachusetts and southern New Hampshire. Loan participations are subject to the same underwriting criteria and loan approvals as applied to loans originated by the Company. Meridian Bancorp generally originates commercial real estate loans up to a loan-to-value (“LTV”) ratio of 80.0% and generally requires a minimum debt-coverage ratio of 1.20 times. The Company offers both fixed and adjustable rate commercial real estate loans, generally for terms of up to 25 years. Adjustable rate loans reprice every three or five years and are typically based on either the corresponding FHLB borrowing rate or U.S. Treasury rate. Most of the Company’s adjustable rate commercial real estate loans reprice every five years and amortize over terms of 20 to 25 years. Properties securing the commercial real estate loan portfolio are generally used for business purposes such as office facilities, industrial facilities and retail facilities. As of December 31, 2013, the Company’s outstanding balance of commercial real estate loans totaled $1.0 billion equal to 45.0% of total loans outstanding and included $67.1 million of loan participations purchased.

1-4 Family Residential Loans. Meridian Bancorp offers both fixed rate and adjustable rate 1-4 family permanent mortgage loans, which are substantially secured by properties in the Boston metropolitan area. Loans are generally underwritten to secondary market guidelines, as the Company’s current philosophy has been to sell most originations of fixed rate loans with terms of more than 15 years in the secondary market. Loans are primarily sold in the secondary market on a servicing released, while the Company also sells loans to Fannie Mae, the Federal Home Loan Partnership Finance Program and other investors with servicing retained. ARM loans offered by the Company have initial repricing terms of three to ten years and then generally reprice annually or every three years. As of December 31, 2013, the Company’s outstanding balance of 1-4 family residential loans totaled $454.1 million or 19.8% of total loans and included $1.2 million of land loans.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.14

Multi-Family Real Estate Loans Multi-family real estate loans consist of loans originated by the Company to small- and mid-sized investors, which are collateralized by properties in the Company’s market area. Meridian Bancorp generally originates commercial real estate loans up to a loan-to-value (“LTV”) ratio of 80.0% and generally requires a minimum debt-coverage ratio of 1.20 times. The Company offers a variety of adjustable rate multi-family real estate loans for terms of up to 30 years. Adjustable rate loans reprice every three, five or seven years and are typically based on either the corresponding FHLB borrowing rate or U.S. Treasury rate. Most of the Company’s adjustable rate multi-family real estate loans reprice every five years and amortize over terms of 20 to 25 years. As of December 31, 2013, the Company’s outstanding balance of multi-family real estate loans totaled $288.2 million equal to 12.6% of total loans outstanding.

Construction Loans The Company primarily makes construction loans for commercial development projects, such as apartment buildings, small industrial buildings and retail and office buildings. To a lesser extent, the Company originates adjustable rate residential construction loans to individuals and builders. Most of the Company’s construction loans are interest-only loans during the construction phase, which is typically 12 to 24 months. Some construction loans may be renewed for one or two additional years. At the end of the construction phase, the loan may be converted to a permanent mortgage loans or paid in full. Construction may be originated up to a maximum LTV ratio of 80.0% of the appraised market value upon completion of the project. Residential construction loans are primarily offered to local builders to finance the construction of single-family homes and subdivisions. Most of the Company’s residential construction loans have adjustable rates indexed to U.S. Treasury rates, FHLB rates or The Wall Street Journal prime rate As of December 31, 2013, Meridian Bancorp’s outstanding balance of construction loans equaled $208.8 million or 9.1% of total loans outstanding and consisted of $149.2 million in construction loans on commercial and multi-family real estate loans and $59.6 million of 1-4 family residential construction loans.

Commercial Business Loans The commercial business loan portfolio is generated through extending loans to businesses operating in the local market area. Expansion of commercial business lending activities is a desired area of loan growth for the Company, pursuant to which the Company is seeking to become a full service community bank to its commercial loan customers through offering a full range of commercial loan products that can be packaged with lower cost commercial deposit products. Commercial business loans offered by the Company consist of floating lines of credit indexed to The Wall Street Journal prime rate and fixed rate term loans based on a corresponding U.S. Treasury rate or FHLB rate, plus a margin. Depending on the collateral securing the loan, commercial loans are originated up to a

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.15

maximum LTV ratio of 80.0% of the value of the collateral securing the loan. The commercial business loan portfolio consists substantially of loans secured by business assets such as accounts receivable, inventory, equipment and real estate. As of December 31, 2013, Meridian Bancorp’s’ outstanding balance of commercial business loans equaled $247.0 million or 10.8% of total loans outstanding.

Home Equity Lines of Credit Home equity lines of credit are originated as adjustable rate loans with 10-year draw periods amortized over 15 years. Home equity lines of credit are offered either as monthly floating rate loans indexed to The Wall Street Journal prime rate or an interest rate that is fixed for five years and reprices in years six and 11. The Company will originate home equity loans and lines of credit up to a maximum LTV ratio of 80.0%, inclusive of other liens on the property. As of December 31, 2013, Meridian Bancorp’s outstanding balance of home equity lines of credit equaled $54.5 million or 2.4% of total loans outstanding.

Consumer Loans The Company’s diversification into consumer lending has been limited, with such loans generally consisting of automobile loans, loans secured by deposits and overdraft loans. As of December 31, 2013, Meridian Bancorp’s outstanding balance of consumer loans equaled $7.2 million or 0.3% of total loans outstanding.

Asset Quality

Historically, the Company’s lending emphasis on lending in local and familiar markets generally supported maintenance of relatively favorable credit quality measures. However, with the onset of the national recession and bursting of the house bubble in 2008, the Company experienced elevated levels of problems assets. Over the past five years, Meridian Bancorp’s balance of non-performing assets ranged from a low of $24.6 million or 2.03% of assets at yearend 2009 to a high of $57.5 million or 2.91% of assets at yearend 2011. The Company held $42.9 million of non-performing assets at December 31, 2013, equal to 1.60% of assets. As shown in Exhibit I-10, non-performing assets at December 31, 2013 consisted of $41.5 million of non-accruing loans and $1.4 million of foreclosed assets. Non-accruing 1-4 family residential real estate loans comprised the largest concentration of the non-performing loan balance, accounting for $17.6 million or 42.4% of total non-accruing loans at December 31, 2013. Comparatively, non-accruing commercial real estate loans totaled $9.0 million or 21.6% of total non-accruing loans at December 31, 2013.

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To track the Company’s asset quality and the adequacy of valuation allowances, the Company has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Classified assets are reviewed monthly by senior management and the Board. Pursuant to these procedures, when needed, the Company establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. As of December 31, 2013, the Company maintained loan loss allowances of $25.3 million, equal to 1.11% of loans receivable and 61.00% of non-accruing loans.

Funding Composition and Strategy

Deposits have consistently served as the Company’s primary funding source and at December 31, 2013 deposits accounted for 92.3% of the Company’s combined balance of deposits and borrowings. Exhibit I-11 sets forth the Company’s deposit composition for the past three years. Transaction and savings account deposits constituted 69.9% of average total deposits during the year ended 2013, as compared to 59.8% of average total deposits during the year ended December 31, 2011. The increase in the concentration of core deposits comprising total deposits since yearend 2011 was realized through growth of core deposits and a slight decline in CDs. Most of the growth of core deposits has consisted of money market deposits, which was facilitated by offering relatively attractive rates on money market deposits meeting minimum balance requirements. Money market deposits comprised 34.8% of average total deposits and 51.9% of average core deposits during the year ended December 31, 2013.

The balance of the Company’s deposits consists of CDs, which equaled 30.1% of average total deposits during the year ended December 31, 2013 compared to 40.2% of average total deposits during the year ended December 31, 2011. Meridian Bancorp’s current CD composition reflects a higher concentration of short-term CDs (maturities of one year or less). As of December 31, 2013, jumbo CDs (CD accounts with balances of $100,000 or more) totaled $379.2 million. Exhibit I-12 sets forth the maturity schedule of the Company’s jumbo CDs as of December 31, 2013. The Company did not hold any brokered deposits at December 31, 2013.

Borrowings serve as an alternative funding source for the Company to facilitate management of funding costs and interest rate risk. Borrowings utilized by the Company have predominantly consisted of FHLB advances and accounted for all of the Company’s outstanding borrowings at December 31,2013. As of December 31, 2013, the Company maintained $161.9 million

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I.17

of FHLB advances. FHLB advances held by the Company at December 31, 2012 had maturities generally extending out to seven years. At December 31, 2103, the weighted average costs of the FHLB advances equaled 1.48%. Exhibit I-13 provides further detail of the Company’s borrowings activities during the past three years.

Subsidiaries and Financial Services

In addition to the Bank, the Company has another wholly-owned subsidiary, Meridian Interstate Funding Corporation, a Massachusetts corporation established in 2008 to loan funds to the Company’s ESOP to purchase stock in the Company’s initial public offering. At December 31, 2013, Meridian Interstate Funding Corporation had total assets of $10.2 million and total equity of $10.0 million.

The Bank’s subsidiaries include Prospect, Inc., which engage in securities transactions on its own behalf, EBOSCO, LLC and Berkley Riverbend Estates, LLC, both of which hold foreclosed real estate; and East Boston Investment Services, Inc. which is authorized for third party investment sales and is currently inactive.

Financial services offered by the Company to its customers include a range of non-deposit products, including mutual funds, annuities, stock and bonds which are offered and cleared by a third-party broker dealer. The Company receives a portion of the commissions generated by the sales of these non-deposit products to its customers. The Company also offers its customers long-term care insurance through a third-party insurance company which is also a source of commission income for the Company.

Legal Proceedings

Periodically, the Company has been involved in routine legal proceedings in the ordinary course of business. Such routine legal proceedings, in the aggregate, are believed by management to be immaterial to the Company’s financial condition, results of operations and cash flows.

RP® Financial, LC.	MARKET AREA
II.1

II. MARKET AREA

Introduction

Meridian Bancorp is headquartered in East Boston, Massachusetts and currently serves the Boston metropolitan area through 27 full-service banking offices and four loan centers The Company offices are located in the Massachusetts counties of Essex (five offices and two loan centers), Middlesex (seven offices and one loan center) and Suffolk (15 offices including the main office and one loan center). Details regarding the Company’s office properties are set forth in Exhibit II-1.

With operations in a major metropolitan area, the Company’s competitive environment includes a significant number of thrifts, commercial banks and other financial services companies, some of which have a regional or national presence and are larger than the Company in terms of deposits, loans, scope of operations, and number of branches. These institutions also have greater resources at their disposal than the Company. The Boston MSA has a highly developed economy, with a relatively high concentration of skilled workers who are employed in a number of different industry clusters including healthcare, financial services and technology.

Future growth opportunities for Meridian Bancorp depend on the future growth and stability of the local and regional economy, demographic growth trends and the nature and intensity of the competitive environment. These factors have been briefly examined to help determine the growth potential that exists for the Company, the relative economic health of the Company’s market area, and the resultant impact on value.

National Economic Factors

The future success of the Company’s operations is partially dependent upon various national and local economic trends. In assessing national economic trends over the past few quarters, manufacturing and non-manufacturing activity continued to expand in July 2013. Job growth for the U.S. slowed during July, as the U.S. economy added 162,000 jobs during July, which was below forecasted job growth of 184,000 jobs, and the July unemployment rate nudged down to 7.4%. Housing starts and existing home sales rose in July compared to June, while new home sales declined from June to July. Durable-goods orders showed a sharp

RP® Financial, LC.	MARKET AREA
II.2

decline in July, as aircraft demand and business spending weakened. However, exclusive of the transportation category, July durable-goods orders still showed a slight decline. Expansion in the manufacturing and non-manufacturing sectors continued in August, while the August jobs report showed the pace of hiring remained sluggish. The U.S. economy added 169,000 jobs in August and the unemployment rate edged down to 7.3%. Notably, the number of jobs added during July was revised down from 162,000 to 104,000. The positive trends in housing starts and existing home sales were sustained during August, with existing home sales rising to their highest level in six and one-half years. New homes sales were also up solidly in August compared to July. The delayed release of employment data for September showed 148,000 jobs were added in September, which was less than forecasted, and the unemployment rate edged down slightly to 7.2%. Pending home sales declined for the fourth consecutive month in September, as higher mortgage interest rates and home prices curbed buying power. Retail sales were down slightly in September, but core September retail sales which excludes autos were up slightly. Third quarter GDP increased at a 2.8% annual rate (subsequently revised to 4.1%), which marked the fastest growth in a year. Median home prices in U.S. metropolitan areas increased 12.5% during the third quarter compared to the year ago quarter.

Manufacturing activity grew for a fifth consecutive month in October 2013, with the PMI index rising to its highest level in more than two years. Service sector activity also continued to expand in October. The employment report for October showed that 204,000 jobs were added, while the October unemployment rate edged up to 7.3%. Despite the partial government shutdown in early-October, retail sales increased in October. Existing home sales declined in October, which was viewed as a potential sign that rising interest rates were starting to weigh on the housing recovery. The pace of manufacturing activity accelerated further in November, while service sector activity grew at a slightly lower rate in November. Employment growth remained steady in November, with 203,000 jobs being added and the November unemployment rate hitting a five year low of 7.0%. New and existing home sales were down slightly in November compared to October, as home buyers faced higher interest rates and an increase in home prices. Bolstered by a rebound in consumer confidence, retail sales for November showed a healthy increase from October, While manufacturing activity expanded at a slightly lower rate in December, the PMI readings for November and December were the highest and second highest for 2013. Similarly, December service sector activity also grew at a slightly lower rate compared to November. December job growth was the lowest in almost three years, as only 74,000 jobs were added in December. However, the December unemployment rate dropped to 6.7%, which was mostly attributable to people leaving the labor force. Existing homes sales were up slightly in December from November, while sales of new homes were down in December compared to November. Pending home sales were down was well in December from November. Fourth quarter GDP increased at a 3.2% annual rate.

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The pace of manufacturing activity slowed considerably in January 2014, with the PMI reading declining to 5.2 points to 51.3. Comparatively, January service sector activity expanded at a slight faster pace, with PMI reading of 56.7 compared to 55.7 in December. January was the second straight month of weak job growth, with a tepid gain of 113,000 jobs. The January unemployment rate dipped to 6.6% in January.

In terms of interest rates trends over the past few quarters, interest rates edged higher at the start of the third quarter of 2013 as job growth for June came in stronger-than-expected. Assurances from the Federal Reserve Chairman that it would not raise short-term rates for some time after the unemployment rate hit 6.5%, along with a decline in consumer sentiment and weaker-than-expected June retail sales, translated into a slight decline in interest rates going into mid-July. Stable interest rates prevailed during the second half of July and the first half of August, as the Federal Reserve concluded its late-July meeting with keeping easy monetary policies in place. Interest rates climbed higher in mid-August, as news that weekly unemployment claims were the lowest since 2007 raised expectations that the Federal Reserve would start to reduce its $85 billion in monthly bond purchases. Despite economic data that generally reflected sluggish economic growth, the 10-year Treasury yield edged closer to 3.0% in the first week of September. Long-term Treasury yields eased lower during the second half of September, as the Federal Reserve concluded its two day meeting in mid-September by staying the course on its bond buying program in light of the prevailing uneven economic climate and potential for fiscal discord in Washington.

Treasury yields dipped lower at the beginning of October 2013, as hiring in the private sector increased less than expected during September. Stalled negotiations in Washington to avert the first ever default on the U.S. debt pushed Treasury yields higher going into mid-October, which was followed by a rally in Treasury bonds on news of an agreement in Washington that raised the debt ceiling and avoided an imminent default by the U.S. Government. A weaker than expected jobs report for September furthered the downward trend in interest rates, as investors became more confident that the Federal Reserve would leave its bond buying program unchanged. A sharp decline in October consumer confidence and an October employment report that continued to reflect a relatively slow pace of job growth provided for a stable interest rate environment at the end of October and into early-November.

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Long term Treasury yields edged higher in mid-November and then stabilized for the balance of November, as investors reacted to generally favorable October economic data and Congressional testimony by the Federal Reserve Chairman nominee Janet Yellen, in which she stated for a continuation of the Federal Reserve’s stimulus efforts. Signs of the economic recovery gaining momentum and the Federal Reserve’s mid-December announcement that it would begin to taper its stimulus program provided for a general upward trend in interest rates throughout December, with the 10-year Treasury yield edging above 3.0% in late-December.

Interest rates eased lower at the start of 2014, with the 10-year Treasury yield dipping below 3.0%. The weaker-than-expected jobs report for December furthered the downward trend in long-term Treasury yields heading into mid-January. The downward trend in long-term Treasury yields continued through the balance of January, as investors sought the safe haven of Treasury bonds amid turmoil in emerging markets and soft jobs data. The Federal Reserve concluded its late-January meeting by voting to scale back its bond buying program by another $10 billion. Soft economic data provided for a stable interest rate environment during the first half of February. As of February 14, 2014, the bond equivalent yields for U.S. Treasury bonds with terms of one and ten years equaled 0.11% and 2.75%, respectively, versus comparable year ago yields of 0.16% and 2.00%. Exhibit II-2 provides historical interest rate trends.

Based on the consensus outlook of economists surveyed by The Wall Street Journal in January 2014 economic growth forecasts were largely unchanged, as annual GDP growth was not expected to top 3% through at least 2015. The unemployment rate was forecasted to stall, falling just 0.1% to 6.6% in June 2014 and 200,000 jobs were expected to be added per month over the next year. On average, the economists did not expect the Federal Reserve to begin raising its target rate until mid-2015 at the earliest and the 10-year Treasury yield would increase to 3.5% at the end of 2014. The surveyed economists also forecasted home prices would rise by 5.0% in 2014 . Housing starts were forecasted to continue to trend slightly higher in 2014.

Market Area Demographics

Demographic and economic growth trends, measured by changes in population, number of households, age distribution and median household income, provide key insight into the health of the market area served by Meridian Bancorp. Demographic data for Suffolk, Essex and Middlesex Counties, as well as for Massachusetts, and the U.S., is provided in Table 2.1.

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[Table Omitted]

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II.6

Population and household data indicate that the market area served by the Company’s branches is a mix of urban and suburban markets. Suffolk County, where the city of Boston is located, and the adjacent Essex County, are two of the largest counties in Massachusetts, each with a total population of 0.7 million. Middlesex County is the most populous county in Massachusetts and all of New England, with a total population of 1.5 million. Suffolk County experienced relatively strong population growth from 2010 to 2012, at 1.0% annually, which exceeded both the national and state growth rates. Essex County, which is historically more industrial in nature, experienced minimal population growth that was the lowest among the three market area counties. Middlesex County, which is home to a larger base of commuters who work in Boston, experienced moderate population growth from 2010 to 2012, at 0.5% annually.

Household growth rates for the primary market area counties paralleled population growth trends, with Suffolk County displaying the fastest household growth and Essex County exhibiting no change in households during the 2010 to 2012 period. Population and household growth rates are expected to increase over the next five years for all three of the market area counties.

Income measures show that Suffolk County is a relatively low-income market, characterized by its urban demographic in the city of Boston. Median household income for Suffolk County fell below both national and state measures, while per capita income exceeded the national measure but was below the state measure. Essex County’s median household and per capita income measures compared very closely to the state measures, while exceeding the national measures. Middlesex County is one of the wealthiest counties in the state of Massachusetts and is characterized by a high concentration of white collar professionals who work in the Boston MSA. Median household and per capita income measures for Middlesex County were both well above the comparable U.S. and Massachusetts income measures. Over the next five years, all three market area counties are projected to sustain moderate growth in income levels that are generally in line with the comparable projected growth rates for Massachusetts and the U.S.

A comparison of household income distribution measures provides another indication of the relative affluence of the primary market area counties. Suffolk County maintained a higher percentage of households with incomes below $50,000, at approximately 50%, relative to the other two counties as well as the U.S. and Massachusetts. At the same time, Suffolk County is home to a younger population compared to Essex and Middlesex Counties, as exhibited in the

RP® Financial, LC.	MARKET AREA
II.7

age distribution measures, which contributes to the county’s more robust population growth. Comparatively, Middlesex County maintained the highest percentage of households with incomes above $100,000. Income distribution for Essex County again compared closely to the Massachusetts measures.

Regional Economy

Comparative employment data shown in Table 2.2 shows that employment in services followed by wholesale/retail employment were the largest and second largest employment sectors in Suffolk, Essex and Middlesex Counties, as well as Massachusetts. Suffolk County maintains comparatively higher levels of employment in government and finance/insurance/real estate, which are highly represented in the city of Boston. Healthcare jobs account for a relatively high concentration of employment in Essex and Suffolk Counties, while Essex and Middlesex Counties have a relatively high concentration of manufacturing jobs. Middlesex County is also home to a number of large renowned universities, such as Harvard University, Massachusetts Institute of Technology and Boston College. Overall, the distribution of employment exhibited in the primary market area is indicative of a diverse economic environment.

[Table Omitted]

The market area served by the Company, characterized primarily as the Boston MSA, has a highly developed and diverse economy, with the regions’ many colleges and universities serving to attract industries in need of a highly skilled and educated workforce. Healthcare, high-tech and financial services companies constitute major sources of employment in the Company’s regional market area, as well as the colleges and universities that populate the Boston MSA. Tourism also is a prominent component of market area’s economy, as Boston annually ranks as one of the nation’s top tourist destinations. Table 2.3 lists in detail the major employers in the Company’s market area.

RP® Financial, LC.	MARKET AREA
II.8

[Table Omitted]

Unemployment Trends

Comparative unemployment rates for Suffolk, Essex and Middlesex Counties, as well as for the U.S. and Massachusetts, are shown in Table 2.4. The November 2013 unemployment rates for Suffolk and Middlesex Counties of 6.4% and 5.2% respectively, were both below the comparable unemployment rates for the U.S. and Massachusetts, which is indicative of a strong economy with high levels of employment in the Boston metropolitan area. Comparatively, the unemployment rate of Essex County, at 6.9%, was higher than the comparable Massachusetts unemployment rate, but still fell below the comparable U.S. unemployment rate. In contrast to the national trend, Suffolk, Essex and Middlesex Counties, along with the state of Massachusetts, reported increases in unemployment rates from November 2012 to November 2013.

RP® Financial, LC.	MARKET AREA
II.9

[Table Omitted]

Market Area Deposit Characteristics and Competition

The Company’s deposit base is closely tied to the economic fortunes of Suffolk, Essex and Middlesex Counties and, in particular, the areas that are nearby to one of Meridian Bancorp’s branches. Table 2.5 displays deposit market trends from June 30, 2009 through June 30, 2013 for Meridian Bancorp, as well as for all commercial bank and savings institution branches located in the market area counties and the state of Massachusetts. Consistent with the state of Massachusetts, commercial banks maintained a larger market share of deposits than savings institutions in Suffolk and Middlesex Counties, while savings institutions held a larger deposit market share in Essex County. For the four year period covered in Table 2.5, savings institutions experienced declines in deposit balances and deposit market share in Suffolk, Essex and Middlesex Counties, as well as in the state of Massachusetts. Overall, from June 30, 2009 to June 30, 2013, bank and thrift deposits increased across all market area counties, ranging from an annual growth rate of 1.4% in Essex County to 20.8% in Suffolk County.

The Company maintains its largest balance of deposits in Suffolk County, where the Company maintains its main office and largest branch presence. Based June 30, 2013 deposit data, Meridian Bancorp’s $1.2 billion of deposits provided for a 0.8% market share of bank and thrift deposits in Suffolk County. The Company also held $609.2 million of deposits in Essex County, with a 3.4% market share, and $288.0 million of deposits in Middlesex County with a 0.6% market share. For the four year period covered in Table 2.5, the Company exhibited substantial deposit growth in all three market area counties, ranging from 13.1% annual growth in Essex County to 30.5% annual growth in Middlesex County. Deposit growth was supported by branches opened and acquired during the four year period, as a total of 14 branches were added between June 30, 2009 and June 30, 2013. As a result of the Company’s relatively strong deposit growth, the Company gained deposit market share in all three market area counties served by its branches.

RP® Financial, LC.	MARKET AREA
II.10

[Table Omitted]

As implied by the Company’s relatively low market shares of deposits, competition among financial institutions in the Company’s market area is significant. Among the Company’s competitors are much larger and more diversified institutions, which have greater resources than maintained by Meridian Bancorp. Financial institution competitors in the Company’s primary market area include other locally based thrifts and banks, as well as regional, super regional and money center banks. From a competitive standpoint, Meridian Bancorp has sought to emphasize its community orientation in the markets served by its branches. Table 2.6 lists the Company’s largest competitors in the market area counties, based on deposit market share as noted parenthetically.

RP® Financial, LC.	MARKET AREA
II.11

[Table Omitted]

RP® Financial, LC.	PEER GROUP ANALYSIS
III.1

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Meridian Bancorp’s operations versus a group of comparable savings institutions (the “Peer Group”) selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of Meridian Bancorp is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Meridian Bancorp, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on the NYSE or NASDAQ, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Institutions that are not listed on the NYSE or NASDAQ are inappropriate, since the trading activity for thinly-traded or closely-held stocks are typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally- or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 103 fully-converted, publicly-traded institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since Meridian Bancorp will

RP® Financial, LC.	PEER GROUP ANALYSIS
III.2

be a full public company upon completion of the offering, we considered only full public companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected eleven institutions with characteristics similar to those of Meridian Bancorp. In the selection process, we applied two “screens” to the universe of all public companies that were eligible for consideration:

•	Screen #1 New England institutions with assets between $1.0 billion and $5.0 billion, tangible equity-to-assets ratios of greater than 8.0%, positive core earnings and market capitalizations of at least $100 million. Six companies met the criteria for Screen #1 and four were included in the Peer Group: BSB Bancorp, Inc. of Massachusetts, First Connecticut Bancorp of Connecticut, SI Financial Group, Inc. of Connecticut and Westfield Financial, Inc. of Massachusetts. Rockville Financial, Inc. of Connecticut and United Financial Bancorp, Inc. of Massachusetts were excluded from the Peer Group, as the result of their announced merger agreement. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded New England thrifts.

•	Screen #2 Mid-Atlantic institutions with assets between $1.0 billion and $5.0 billion, tangible equity-to-assets ratios of greater than 8.0%, positive core earnings and market capitalizations of at least $100 million. Seven companies met the criteria for Screen #2 and all seven were included in the Peer Group: Cape Bancorp, Inc. of New Jersey, Dime Community Bancshares of New York, ESSA Bancorp, Inc. of Pennsylvania, Fox Chase Bancorp, Inc. of Pennsylvania, Northfield Bancorp, Inc. of New Jersey, OceanFirst Financial Corp. of New Jersey, and Oritani Financial Corp. of New Jersey. Exhibit III-3 provides financial and public market pricing characteristics of all publicly-traded Mid-Atlantic thrifts.

Table 3.1 shows the general characteristics of each of the ten Peer Group companies and Exhibit III-4 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Meridian Bancorp, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Meridian Bancorp’s financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date. Comparative data for all publicly-traded thrifts, publicly-traded Massachusetts thrifts and institutions comparable to Meridian Bancorp that have recently completed a second-step conversion offering have been included in the Chapter III tables as well.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.3

[Table Omitted]

RP® Financial, LC.	PEER GROUP ANALYSIS
III.4

In addition to the selection criteria used to identify the Peer Group companies, a summary description of the key comparable characteristics of each of the Peer Group companies relative to Meridian Bancorp’s characteristics is detailed below.

•	BSB Bancorp, Inc. of Massachusetts. Selected due to Boston market area, lending diversification emphasis on multi-family/commercial real estate loans and similar credit quality measures.

•	Cape Bancorp, Inc. of New Jersey. Selected due to similar interest-bearing funding composition, similar return on average assets, similar impact of loan loss provisions on earnings, lending diversification emphasis on multi-family/commercial real estate loans and similar credit quality measures.

•	Dime Community Bancshares of New York. Selected due to similar size of branch network and lending diversification emphasis on multi-family/commercial real estate loans.

•	ESSA Bancorp, Inc. of Pennsylvania. Selected due to similar size of branch network, similar interest-bearing funding composition, similar return on average assets, similar net interest income to average assets ratio, similar impact of loan loss provisions on earnings and lending diversification emphasis on multi-family/commercial real estate loans.

•	First Connecticut Bancorp, Inc. of Connecticut. Selected due to similar interest-earning asset composition, similar interest-bearing funding composition, similar net interest income to average assets ratio, lending diversification emphasis on multi-family/commercial real estate loans and similar credit quality measures.

•	Fox Chase Bancorp, Inc. of Pennsylvania. Selected due to completed second-step conversion in June 2010, relatively high equity-to-assets ratio, similar return on average assets, similar net interest income to average assets ratio, relatively limited earnings contribution from sources of non-interest operating income, similar ratio of operating expenses as a percent of average assets, lending diversification emphasis on multi-family/commercial real estate loans and similar credit quality measures.

•	Northfield Bancorp, Inc. of New Jersey. Selected due to completed second-step conversion in January 2013, similar asset size, similar size of branch network, relatively high equity-to-assets ratio, similar return on average assets, relatively limited earnings contribution from sources of non-interest operating income, lending diversification emphasis on multi-family/commercial real estate loans and similar credit quality measures.

•	OceanFirst Financial Corp. of New Jersey. Selected due to similar size of branch network, similar interest-bearing funding composition, similar net interest income to average assets ratio, similar impact of loan loss provisions on earnings and lending diversification emphasis on multi-family/commercial real estate loans.

•	Oritani Financial Corp. of New Jersey. Selected due completed second-step conversion October 2006, relatively high equity-to-assets ratio, similar asset size, similar size of branch network, similar interest-earning asset composition, relatively limited earnings contribution from sources of non-interest operating income and lending diversification emphasis on multi-family/commercial real estate loans.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.5

•	SI Financial Group, Inc. of Connecticut. Selected due to completed second-step conversion in January 2011, similar size of branch network and lending diversification emphasis on multi-family/commercial real estate loans.

•	Westfield Financial, Inc. of Massachusetts. Selected due to completed second-step conversion in January 2007, similar return on average assets, similar concentration of 1-4 family permanent mortgage loans comprising assets, lending diversification emphasis on multi-family/commercial real estate loans and similar credit quality measures.

In aggregate, the Peer Group companies maintained a slightly higher level of tangible equity than the industry average (13.35% of assets versus 12.52% for all public companies), generated slightly higher earnings as a percent of average assets (0.59% core ROAA versus 0.51% for all public companies), and earned a slightly higher ROE (4.41% core ROE versus 4.01% for all public companies). Overall, the Peer Group’s average P/TB ratio and average core P/E multiple were slightly above the respective averages for all publicly-traded thrifts.

	All
	Publicly-Traded	Peer Group
Financial Characteristics (Averages)
Assets ($Mil)	$2,478	$1,936
Market capitalization ($Mil)	$344	$318
Tangible equity/assets (%)	12.52%	13.35%
Core return on average assets (%)	0.51	0.59
Core return on average equity (%)	4.01	4.41
Pricing Ratios (Averages)(1)
Core price/earnings (x)	18.14x	19.17x
Price/tangible book (%)	113.87%	116.55%
Price/assets (%)	13.36	15.24

(1)	Based on market prices as of February 14, 2014.

Ideally, the Peer Group companies would be comparable to Meridian Bancorp in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to Meridian Bancorp, as will be highlighted in the following comparative analysis. Comparative data for all publicly-traded thrifts, publicly-traded Massachusetts thrifts and institutions comparable to Meridian Bancorp that have recently completed a second-step conversion offering have been included in the Chapter III tables as well.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.6

Financial Condition

Table 3.2 shows comparative balance sheet measures for Meridian Bancorp and the Peer Group, reflecting the expected similarities and some differences given the selection procedures outlined above. The Company’s and the Peer Group’s ratios reflect balances as of December 31, 2013 and September 30, 2013, respectively. Meridian Bancorp’s equity-to-assets ratio of 9.3% was lower than the Peer Group’s average net worth ratio of 13.9%. However, with the infusion of the net conversion proceeds, the Company’s pro forma equity-to-assets ratio will exceed the Peer Group’s equity-to-assets ratio. Tangible equity-to-assets ratios for the Company and the Peer Group equaled 8.8% and 13.4%, respectively. The increase in Meridian Bancorp’s pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Company’s higher pro forma capitalization will initially depress return on equity. Both Meridian Bancorp’s and the Peer Group’s capital ratios reflected capital surpluses with respect to the regulatory capital requirements.

The interest-earning asset compositions for the Company and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for both Meridian Bancorp and the Peer Group. The Company’s loans-to-assets ratio of 84.6% was higher than the comparable Peer Group ratio of 70.8%. Comparatively, the Company’s cash and investments-to-assets ratio of 11.2% was lower than the comparable Peer Group ratio of 23.5%. Overall, Meridian Bancorp’s interest-earning assets amounted to 95.7% of assets, which was above the comparable Peer Group ratio of 94.3%. The Peer Group’s non-interest earning assets included bank-owned life insurance (“BOLI”) equal to 2.3% of assets and goodwill/intangibles equal to 0.6% of assets, while the Company maintained BOLI equal to 1.4% of assets and goodwill/intangible equal to 0.5% of assets.

Meridian Bancorp’s funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group’s funding composition. The Company’s deposits equaled 83.8% of assets, which was above the Peer Group’s ratio of 67.9%. Comparatively, the Company maintained a lower level of borrowings than the Peer Group, as indicated by borrowings-to-assets ratios of 6.0% and 16.8% for Meridian Bancorp and the Peer Group, respectively. Total interest-bearing liabilities maintained by the Company and the Peer Group, as a percent of assets, equaled 89.9% and 84.7%, respectively.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.7

[Table Omitted]

RP® Financial, LC.	PEER GROUP ANALYSIS
III.8

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Company’s IEA/IBL ratio is lower than the Peer Group’s ratio, based on IEA/IBL ratios of 106.5% and 111.3%, respectively. The additional capital realized from stock proceeds should serve to provide Meridian Bancorp with an IEA/IBL ratio that slightly exceeds the Peer Group’s ratio, as the increase in capital provided by the infusion of stock proceeds will serve to lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. Meridian Bancorp’s and the Peer Group’s growth rates are based on annual growth for the twelve months ended December 31, 2013 and September 30, 2013, respectively, or the most recent twelve month period available for the Peer Group companies. The Peer Group’s growth rates were impacted by acquisition related growth, as SI Financial Group completed an acquisition during the twelve month period. Meridian Bancorp recorded a 17.7% increase in assets, versus asset growth of 8.5% recorded by the Peer Group. Asset growth for Meridian Bancorp was sustained largely by a 25.9% increase in loans, which was partially funded by an 18.7% reduction in cash and investments. Asset growth for the Peer Group was primarily sustained by a 13.4% increase in loans, which was partially offset by a 4.8% decrease in cash and investments.

Asset growth for Meridian Bancorp was primarily funded through a 20.5% increase in deposits, which was nominally supplemented with a 0.4% increase in borrowings. Similarly, asset growth for the Peer Group was primarily funded through deposit growth of 10.6% and was supplemented with a 5.7% increase in borrowings. The Company’s tangible capital increased by 6.9%, which was largely realized through retention of earnings. Comparatively, the Peer Group’s tangible capital showed a decline of 3.6%, as retention of earnings was more than offset by stock repurchases and dividend payments. The Company’s post-conversion capital growth rate will initially be constrained by maintenance of a higher pro forma capital position. Additional implementation of any stock repurchases and dividend payments, pursuant to regulatory limitations and guidelines, could also slow the Company’s capital growth rate in the longer term following the stock offering.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.9

[Table Omitted]

RP® Financial, LC.	PEER GROUP ANALYSIS
III.10

Income and Expense Components

Table 3.3 displays statements of operations for the Company and the Peer Group. The Company’s and the Peer Group’s ratios are based on earnings for the twelve months ended December 31, 2013 and September 30, 2013, respectively, unless otherwise indicated for the Peer Group companies. Meridian Bancorp and the Peer Group reported net income to average assets ratios of 0.62% and 0.59%, respectively. A higher level of non-interest operating income and lower levels of loan loss provisions and operating expenses represented earnings advantages for the Peer Group, which were largely offset by the Company’s higher level of net gains.

Net interest income to average assets ratios were similar for the Company and the Peer Group, as the Company’s higher interest income ratio was offset by the Peer Group’s lower interest expense ratio. The Company’s higher interest income ratio was supported by maintaining a higher overall yield earned on interest-earning assets (4.08% versus 3.95% for the Company) and higher concentration of assets maintained in interest-earning assets. Likewise, the Peer Group’s lower interest expense ratio was supported by a lower cost of funds (0.95% versus 1.00% for the Company) and maintenance of a lower level of interest-bearing liabilities. Overall, Meridian Bancorp and the Peer Group reported net interest income to average assets ratios of 3.00% and 2.96%, respectively.

In another key area of core earnings strength, the Company maintained a higher level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Company and the Peer Group reported operating expense to average assets ratios of 2.58% and 2.37%, respectively. The Company’s higher operating expense ratio was consistent with the comparatively higher number of employees maintained relative to its asset size. Assets per full time equivalent employee equaled $6.386 million for the Company, versus $7.730 million for the Peer Group.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift’s earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Company’s earnings were slightly less favorable than the Peer Group’s. Expense coverage ratios for Meridian Bancorp and the Peer Group equaled 1.16x and 1.25x, respectively.

Sources of non-interest operating income provided a slightly larger contribution to the Peer Group’s earnings, with such income amounting to 0.39% and 0.43% of Meridian Bancorp’s and the Peer Group’s average assets, respectively. Taking non-interest operating income into

RP® Financial, LC.	PEER GROUP ANALYSIS
III.11

account in comparing the Company’s and the Peer Group’s earnings, Meridian Bancorp’s efficiency ratio (operating expenses, as a percent of the sum of non-interest operating income and net interest income) of 76.11% was less favorable than the Peer Group’s efficiency ratio of 69.91%.

Loan loss provisions had a slightly larger impact on the Company’s earnings, with loan loss provisions established by the Company and the Peer Group equaling 0.26% and 0.13% of average assets, respectively. The higher level of loan provisions established by the Company was consistent with the Company’s higher concentration of assets maintained in loans and comparatively stronger loan growth recorded over the past year.

Net non-operating gains equaled 0.39% of average assets for the Company, versus net non-operating gains equal to 0.19% of average assets for the Peer Group. Typically, gains and losses generated from the sale of assets and other non-operating activities are viewed as earnings with a relatively high degree of volatility, particularly to the extent that such gains and losses result from the sale of investments or other assets that are not considered to be part of an institution’s core operations. Comparatively, to the extent that gains have been derived through selling fixed rate loans into the secondary market, such gains may be considered to be an ongoing activity for an institution and, therefore, warrant some consideration as a core earnings factor. However, loan sale gains are still viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income. Extraordinary items were not a factor in either the Company’s or the Peer Group’s earnings.

Taxes had a similar impact on the Company’s and the Peer Group’s earnings, as the Company and the Peer Group posted effective tax rates of 34.34% and 33.10%, respectively. As indicated in the prospectus, the Company’s effective marginal tax rate is equal to 40.0%.

Loan Composition

Table 3.4 presents data related to the Company’s and the Peer Group’s loan portfolio compositions (including the investment in mortgage-backed securities). The Company’s loan portfolio composition reflected a lower concentration of 1-4 family permanent mortgage loans and mortgage-backed securities compared to the Peer Group (17.43% of assets versus 41.70% for the Peer Group), as the Company’s maintained lower concentrations of both mortgage-backed securities and 1-4 family permanent mortgage loans. Loans serviced for others equaled 6.1% and 6.7% of the Company’s and the Peer Group’s assets, respectively, thereby indicating that loan servicing income had a similar impact on the Company’s and the Peer Group’s earnings. Loan servicing intangibles constituted a relatively small balance sheet item for both the Company and the Peer Group.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.12

[Table Omitted]

RP® Financial, LC.	PEER GROUP ANALYSIS
III.13

Diversification into higher risk and higher yielding types of lending was more significant for the Company, which was mostly attributable to the Company’s higher concentration of commercial real estate loans (38.5% of assets versus 22.2% for the Peer Group), which constituted the most significant type of lending diversification for the Company and the Peer Group. Diversification into multi-family real estate loans represented the second largest type of lending diversification for the Company and the Peer Group and equaled 10.7% and 14.5% of the Company’s and the Peer Group’s assets, respectively . Diversification into construction/land loans, commercial business loans and consumer loans were also more significant for the Company. In total, construction/land, commercial real estate, multi-family, commercial business and consumer loans comprised 68.5% and 45.2% of the Company’s and the Peer Group’s assets, respectively. Overall, the Company’s asset composition provided for a higher risk weighted assets-to-assets ratio of 89.8% compared to 71.5% for the Peer Group.

Interest Rate Risk

Table 3.5 reflects various key ratios highlighting the relative interest rate risk exposure of the Company versus the Peer Group. In terms of balance sheet composition, Meridian Bancorp’s interest rate risk characteristics were overall considered to be less favorable than the Peer Group’s measures. Most notably, the Company’s tangible equity-to-assets ratio and average IEA/IBL ratio were below the comparable Peer Group ratios, while the Company maintained an advantage with respect to its lower ratio of average non-interest earning assets as a percent of average assets. On a pro forma basis, the infusion of stock proceeds should serve to address the current comparative advantages reflected in the Peer Group’s balance sheet interest rate risk characteristics.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Meridian Bancorp and the Peer Group. In general, the comparative fluctuations in the Company’s and the Peer Group’s net interest income ratios implied that the interest rate risk associated with their respective net interest margins was fairly similar, based on the interest rate environment that prevailed during the period covered in Table 3.5. The stability of the Company’s net interest margin should be enhanced by the infusion of stock proceeds, as interest rate sensitive liabilities will be funding a lower portion of Meridian Bancorp’s assets and the proceeds will be substantially deployed into interest-earning assets.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.14

[Table Omitted]

RP® Financial, LC.	PEER GROUP ANALYSIS
III.15

Credit Risk

Overall, based on a comparison of credit risk measures, the Company’s implied credit risk exposure was viewed to be fairly comparable to the Peer Group’s credit risk exposure. As shown in Table 3.6, the Company’s ratios for non-performing/assets and non-performing loans/loans equaled 1.75% and 1.99%, respectively, versus comparable measures of 1.70% and 2.22% for the Peer Group. It should be noted that the measures for non-performing assets and non-performing loans include accruing loans that are classified as troubled debt restructurings. The Company’s and Peer Group’s loss reserves as a percent of non-performing loans equaled 55.54% and 57.79%, respectively. Loss reserves maintained as percent of loans receivable equaled 1.11% for the Company, versus 1.15% for the Peer Group. Net loan charge-offs were a less significant factor for the Company, as net loan charge-offs for the Company and the Peer Group equaled 0.07% and 0.20% of loans, respectively.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of the Company. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

RP® Financial, LC.	PEER GROUP ANALYSIS
III.16

[Table Omitted]

RP® Financial, LC.	VALUATION ANALYSIS
IV.1

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Company’s conversion transaction.

Appraisal Guidelines

The federal regulatory appraisal guidelines required by the FRB, the FDIC and state banking agencies specify the pro forma market value methodology for estimating the pro forma market value of a converting thrift. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes “fundamental analysis” techniques. Additionally, the valuation incorporates a “technical analysis” of recently completed stock conversions, particularly second-step conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company’s to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in Meridian Bancorp’s operations and financial condition; (2) monitor Meridian Bancorp’s operations and financial condition relative to the Peer Group to identify any fundamental

RP® Financial, LC.	VALUATION ANALYSIS
IV.2

changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks and Meridian Bancorp’s stock specifically; and (4) monitor pending conversion offerings, particularly second-step conversions, (including those in the offering phase), both regionally and nationally. If, during the conversion process, material changes occur, RP Financial will determine if updated valuation reports should be prepared to reflect such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Meridian Bancorp’s value, or Meridian Bancorp’s value alone. To the extent a change in factors impacting the Company’s value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Company coming to market at this time.

RP® Financial, LC.	VALUATION ANALYSIS
IV.3

1.	Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company’s and the Peer Group’s financial strengths are noted as follows:

•	Overall A/L Composition. In comparison to the Peer Group, the Company’s interest-earning asset composition showed a lower concentration of cash and investments and a higher concentration of loans. Diversification into higher risk and higher yielding types of loans was more significant for the Company, while the Peer Group maintained a higher concentration of 1-4 family loans. Overall, in comparison to the Peer Group, the Company’s interest-earning asset composition provided for a slightly higher yield earned on interest-earning assets and a higher risk weighted assets-to-assets ratio. Meridian Bancorp’s funding composition reflected higher and lower levels of deposits and borrowings, respectively, which translated into a slightly higher cost of funds for the Company. Overall, as a percent of assets, the Company maintained higher levels of interest-earning assets and interest-bearing liabilities compared to the Peer Group’s ratios, which resulted in a lower IEA/IBL ratio for the Company. However, after factoring in the impact of the net stock proceeds, the Company’s IEA/IBL ratio should exceed the Peer Group’s IEA/IBL ratio. On balance, RP Financial concluded that asset/liability composition was a neutral factor in our adjustment for financial condition.

•	Credit Quality. The Company’s ratios for non-performing assets as a percent of assets and non-performing loans as a percent of loans were similar to the comparable ratios for the Peer Group. Likewise, loss reserves as a percent of non-performing loans and loss reserves as a percent of loans were also similar for the Company and the Peer Group. Net loan charge-offs as a percent of loans were slightly higher for the Peer Group. The Company’s risk weighted assets-to-assets ratio was higher than the Peer Group’s ratio, which was consistent with the Company’s more significant diversification into loans with higher implied credit risk and higher concentration of assets maintained in loans. Overall, RP Financial concluded that credit quality was a neutral factor in our adjustment for financial condition.

•	Balance Sheet Liquidity. The Company operated with a lower level of cash and investment securities relative to the Peer Group (11.2% of assets versus 23.5% for the Peer Group). Following the infusion of stock proceeds, the Company’s cash and investments ratio is expected to increase as the proceeds retained at the holding company level will be initially deployed into cash and investments. The Company was viewed as having slightly greater future borrowing capacity relative to the Peer Group, based on the lower level of borrowings currently funding the Company’s assets. Overall, RP Financial concluded that balance sheet liquidity was a neutral factor in our adjustment for financial condition.

•	Funding Liabilities. The Company’s interest-bearing funding composition reflected a higher concentration of deposits and a lower concentration of borrowings relative to the comparable Peer Group ratios, which translated into a slightly higher cost of funds for the Company. Total interest-bearing liabilities as a percent of assets were higher for the Company. Following the stock offering, the increase in the Company’s capital position will reduce the level of interest-bearing liabilities funding the Company’s assets. Overall, RP Financial concluded that funding liabilities were a neutral factor in our adjustment for financial condition.

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•	Capital. The Company currently operates with a lower tangible equity-to-assets ratio than the Peer Group. Following the stock offering, Meridian Bancorp’s pro forma tangible capital position is expected to exceed the Peer Group’s tangible equity-to-assets ratio. The Company’s higher pro forma capital position implies greater leverage capacity, lower dependence on interest-bearing liabilities to fund assets and a greater capacity to absorb unanticipated losses. At the same time, the Company’s more significant capital surplus will make it difficult to achieve a competitive ROE. On balance, RP Financial concluded that capital strength was a slightly positive factor in our adjustment for financial condition.

On balance, Beneficial Bancorp’s balance sheet strength was considered to be comparable to the Peer Group’s balance sheet strength and, thus, no adjustment was applied for the Company’s financial condition.

2.	Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution’s earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

•	Reported Earnings. The Company’s reported earnings were comparable to the Peer Group’s on a ROAA basis (0.62% of average assets versus 0.59% for the Peer Group), as the Peer Group earnings advantages with respect to non-interest operating income, loan loss provisions and operating expenses were largely offset by the Company’s higher level of net gains and slightly higher net interest income ratio. Reinvestment of stock proceeds into interest-earning assets will serve to increase the Company’s earnings, with the benefit of reinvesting proceeds expected to be somewhat offset by implementation of additional stock benefit plans in connection with the second-step offering. Overall, given the non-recurring nature of the Company’s net gains, ,the Company’s pro forma reported earnings were considered to be less favorable than the Peer Group’s earnings and, thus, RP Financial concluded that this was a slightly negative factor in our adjustment for profitability, growth and viability of earnings.

•

Core Earnings. Net interest income, operating expenses, non-interest operating income and loan loss provisions were reviewed in assessing the relative strengths and weaknesses of the Company’s and the Peer Group’s core earnings. The Company operated with a slightly higher net interest income ratio, a higher operating expense ratio and a slightly lower level of non-interest operating income. The Company’s similar ratios for net interest income and operating expenses translated into a slightly lower expense coverage ratio in comparison to the Peer Group’s ratio (equal to 1.16x versus 1.25x for the Peer Group). Similarly, the Company’s efficiency ratio of 76.11% was less favorable than the Peer Group’s efficiency ratio of 69.91%. Higher loan loss provisions also contributed to the Company’s lower core earnings. Overall, these measures, as well as the expected earnings benefits the Company should realize from the redeployment of stock proceeds into interest-

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earning assets and leveraging of post-conversion capital, which will be somewhat negated by expenses associated with the stock benefit plans, indicate that the Company’s pro forma core earnings will remain less favorable than the Peer Group’s earnings on a ROAA basis. Therefore, RP Financial concluded that this was a slightly negative factor in our adjustment for profitability, growth and viability of earnings.

•	Interest Rate Risk. Quarterly changes in the Company’s and the Peer Group’s net interest income to average assets ratios indicated a similar degree of volatility was associated with their respective net interest margins. Measures of balance sheet interest rate risk, such as capital, IEA/IBL and non-interest earning asset ratios were more favorable for the Peer Group, except for the lower level of non-interest earnings assets maintained by the Company. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Company with equity-to-assets and IEA/ILB ratios that will likely exceed the Peer Group ratios, as well as enhance the stability of the Company’s net interest margin through the reinvestment of stock proceeds into interest-earning assets. On balance, RP Financial concluded that interest rate risk was a neutral factor in our adjustment for profitability, growth and viability of earnings

•	Credit Risk. Loan loss provisions were a larger factor in the Company’s earnings (0.26% of average assets versus 0.13% of average assets for the Peer Group). In terms of future exposure to credit quality related losses, lending diversification into higher risk types of loans was more significant for the Company. The Company’s credit quality measures generally implied similar credit risk exposure relative to the comparable credit quality measures indicated for the Peer Group. Overall, RP Financial concluded that credit risk was a neutral factor in our adjustment for profitability, growth and viability of earnings.

•	Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the Company maintained a slightly higher interest rate spread than the Peer Group, which would tend to continue to support a slightly higher net interest income ratios for the Company going forward based on the current prevailing interest rate environment. Second, the infusion of stock proceeds will provide the Company with more significant growth potential through leverage than currently maintained by the Peer Group. Third, the Peer Group’s higher ratio of non-interest operating income and lower operating expense ratio were viewed as advantages to sustain earnings growth during periods when net interest margins come under pressure as the result of adverse changes in interest rates. Overall, earnings growth potential was considered to be a neutral factor in our adjustment for profitability, growth and viability of earnings.

•	Return on Equity. Currently, the Company’s core ROE is slightly lower than the Peer Group’s core ROE. As the result of the significant increase in capital that will be realized from the infusion of net stock proceeds into the Company’s equity, the Company’s pro forma return equity on a core earnings basis will remain lower than the Peer Group’s core ROE. Accordingly, this was a moderately negative factor in the adjustment for profitability, growth and viability of earnings.

On balance, Meridian Bancorp’s pro forma earnings strength was considered to be less favorable than the Peer Group’s and, thus, a slight downward adjustment was applied for profitability, growth and viability of earnings.

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3.	Asset Growth

Comparative twelve-month asset growth rates for the Company and the Peer Group showed a 17.7% increase in the Company’s assets, versus an 8.5% increase in the Peer Group’s assets. Asset growth for the Peer Group included acquisition related growth by one of the Peer Group companies. Asset growth for the Company was driven by an increase in loans, which was partially funded with cash and investments. Likewise, the Peer Group’s asset growth was sustained by loan growth and was partially funded with cash and investments. Overall, the Company’s recent asset growth trends would tend to be viewed more favorably than the Peer Group’s in terms of supporting future earnings growth. At the same time, there is more implied credit risk exposures associated with the Company’s relatively high rate of loan growth. On a pro forma basis, the Company’s tangible equity-to-assets ratio will exceed the Peer Group’s tangible equity-to-assets ratio, indicating greater leverage capacity for the Company. On balance, a slight upward adjustment was applied for asset growth.

4.	Primary Market Area

The general condition of an institution’s market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Meridian Bancorp serves the Boston metropolitan area through the main office and 26 additional branch locations. Operating in a densely populated market area provides the Company with growth opportunities, but such growth must be achieved in a highly competitive market environment. The Company competes against significantly larger institutions that provide a larger array of services and have significantly larger branch networks than maintained by Meridian Bancorp. The competitiveness of the market area is highlighted by the Company’s relatively low market share of deposits in Suffolk County.

On average, the Peer Group companies generally operate in markets with similar population densities as Suffolk County. Population growth for the primary market area counties served by the Peer Group companies reflect a range of growth rates, but overall population growth rates in the markets served by the Peer Group companies were less compared to Suffolk County’s population growth rate in recent years. Suffolk County has a lower per capita income compared to the Peer Group’s average per capita income and the Peer Group’s primary

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market area counties were relatively more affluent markets within their respective states compared to Suffolk County, which had a comparatively lower per capita income compared to Massachusetts’ per capita income. The average and median deposit market shares maintained by the Peer Group companies were well above the Company’s market share of deposits in Suffolk County. Overall, the degree of competition faced by the Peer Group companies was viewed as less than faced by the Company, while the growth potential in the markets served by the Peer Group companies was for the most part viewed to be not quite as strong as the Company’s primary market area. Summary demographic and deposit market share data for the Company and the Peer Group companies is provided in Exhibit III-4. As shown in Table 4.1, the average unemployment rate for the primary market area counties served by the Peer Group companies was above the unemployment rate reflected for Suffolk County. On balance, we concluded that a slight upward adjustment was appropriate for the Company’s market area.

Table 4.1

Market Area Unemployment Rates

Meridian Bancorp and the Peer Group Companies(1)

	County	November 2013 Unemployment
Meridian Bancorp—MA	Suffolk	6.4%
Peer Group Average		7.5%
BSB Bancorp, Inc.—MA	Middlesex	5.2
Cape Bancorp, Inc.—NJ	Cape May	12.3
Dime Community Bancshares—NY	Kings	8.7
ESSA Bancorp, Inc.—PA	Monroe	8.7
First Connecticut Bancorp—CT	Hartford	7.1
Fox Chase Bancorp Bancorp, Inc. PA	Montgomery	5.7
Northfield Bancorp, Inc.—NJ	Middlesex	6.0
OceanFirst Financial Corp.—NJ	Ocean	7.2
Oritani Financial Corp.—NJ	Bergen	5.6
SI Financial Group, Inc.—CT	Windham	7.6
Westfield Financial Inc.—MA	Hampden	8.5

(1)	Unemployment rates are not seasonally adjusted.

Source: SNL Financial.

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5.	Dividends

The Company currently does not pay a dividend. After the second-step conversion, future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

Ten out of the eleven Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 0.77% to 4.48%. The average dividend yield on the stocks of the Peer Group institutions was 2.19% as of February 14, 2014. Comparatively, as of February 14 24, 2014, the average dividend yield on the stocks of all fully-converted publicly-traded thrifts equaled 1.72%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

While the Company has not established a definitive dividend policy prior to its second-step conversion, the Company will have the capacity to pay a dividend comparable to the Peer Group’s average dividend yield based on pro forma earnings and capitalization. On balance, we concluded that no adjustment was warranted for this factor.

6.	Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. All of the Peer Group companies trade on the NASDAQ Global Select Market. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $128 million to $725 million as of February 14, 2014, with average and median market values of $318 million and $207 million, respectively. The shares issued and outstanding of the Peer Group companies ranged from 9.1 million to 57.9 million, with average and median shares outstanding of 23.0 million and 16.4 million, respectively. The Company’s second-step stock offering is expected to provide for a pro forma market value and shares outstanding that will be in the upper end of the Peer Group’s ranges for market values and shares outstanding. Consistent with all of the Peer Group companies, the Company’s stock will also be quoted on the NASDAQ Global Select Market following the stock offering. Overall, we anticipate that the Company’s stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

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7.	Marketing of the Issue

We believe that four separate markets exist for thrift stocks, including those coming to market such as Meridian Bancorp’s: (A) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (B) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted company; (C) the acquisition market for thrift franchises based in Massachusetts; and (D) the market for the public stock of Meridian Bancorp. All of these markets were considered in the valuation of the Company’s to-be-issued stock.

A.	The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays various stock price indices for thrifts.

In terms of assessing general stock market conditions, the overall stock market has generally trended higher in recent quarters, although there has been some pullback in the market year-to-date. The rally in the broader stock market that started at the end of the second quarter of 2013 continued during the first half of July 2013, as the Dow Jones Industrial Average (“DJIA”) closed at multiple new highs in mid-July. Some favorable economic data and assurances from the Federal Reserve that it would continue its easy monetary policies were noteworthy factors that fueled the gains in the broader stock market. The broader stock market traded in a narrow range during the second half of July, as investors digested some mixed second quarter earnings reports and awaited fresh data on the economy. Economic data showing a pick-up in manufacturing activity and new unemployment claims hitting a five-year low propelled the DJIA to a new record high at the beginning of August. Following sluggish job

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growth reflected in the July employment report and lowered sales forecast by some retailers, stocks retreated heading into mid-August. The downward trend in stocks continued through the second half of August, with the DJIA hitting a two-month low in late-August. Ongoing worries about the tapering of economic stimulus by the Federal Reserve and the prospect of a military strike on Syria were noteworthy factors that contributed to the downturn. Some favorable economic reports, as well as subsiding investor concerns about Syria and the Federal Reserve scaling back its easy monetary policies, helped stocks to regain some upward momentum during the first half of September. Stocks reversed course and traded down to close out the third quarter, which was attributed to renewed fears over the Federal Reserve scaling back its financial stimulus program and mounting concerns over the budget standoff in Washington.

Stocks fell broadly at the beginning of the fourth quarter of 2013, as investors weighed the consequences of the budget impasse in Washington and the possibility of an extended shutdown of the U.S. Government. Indications that lawmakers were nearing a deal to raise the federal debt ceiling and end the shutdown of the U.S. Government fueled a stock market rally heading into mid-October. A last minute comprise to raise the debt ceiling, which averted a default on the national debt and allowed for the re-opening of the U.S. Government sustained the positive trend in stocks through late-October. The DJIA closed at a record high in late-October, as weaker-than-expected job growth reflected in the September employment data and subdued inflation readings raised expectations that the Federal Reserve would stay the course on its easy money policies at its end of October meeting. An overall strong month for stocks closed with consecutive losses at the end of October, as investors who were expecting the Federal Reserve to downgrade its economic outlook were surprised that the Federal Reserve’s assessment of the economy was unchanged and, thereby, raised expectations that it could taper its stimulus efforts as early as its next policy meeting in December. Favorable reports on manufacturing and nonmanufacturing activity in October, along with comments from a Federal Reserve President suggesting that the Federal Reserve should wait for stronger evidence of economic momentum before tapering its bond-buying program, contributed to a rebound in stocks at the start of November. The DJIA closed at multiple record highs through mid-November, with a better-than-expected employment report for October and comments made by Federal Reserve Chairman nominee Janet Yellen during confirmation hearings that the Federal Reserve’s economic stimulus efforts would continue under her leadership contributed to the rally that included the DJIA closing above 16000 for the first time. Stocks edged higher in the final week of November, as positive macroeconomic news contributed to the gains. Stocks

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traded lower at the start of December 2013, as a number of favorable economic reports stoked concerns that the Federal Reserve would start to wind down its stimulus efforts in the near future. After five consecutive losses in the DJIA, the stock market rebounded on news of the strong employment report for November. The rebound was temporary, as stocks eased lower ahead of the Federal Reserve’s mid-December meeting. Stocks surged at the conclusion of the Federal Reserve’s meeting, as investors approved of the Federal Reserve’s action to begin measured paring of its $85 billion a-month bond buying program. The DJIA moved to record highs in late-December, as more favorable economic reports helped to sustain the stock market rally through the end of 2013. Overall, the DJIA was up 30% during 2013, which was its strongest performance in 18 years.

Stocks retreated at the start of 2014, as profit taking and a disappointing employment report for December weighed on the broader stock market. Mixed fourth quarter earnings reports translated into an up and down stock market in mid-January. Concerns about weakening economies in emerging market countries precipitated a global stock market selloff heading into the second half of January, as the DJIA posted five consecutive losses. News that the Federal Reserve voted again to scale back its monthly bond buying program by another $10 billion, despite recent turmoil in emerging markets and soft jobs data, added to the selloff to close out January. A significant decline in January manufacturing activity drove stocks sharply lower at the start of February. Stocks rebounded heading into mid-February, as disappointing job growth reflected in the January employment report and congressional testimony by the new Federal Reserve Chairwoman eased investor concerns that the Federal Reserve would not continue on its current course of easy monetary policies. On February 14, 2014, the DJIA closed at 16154.39, an increase of 15.5% from one year ago and a decrease of 2.5% year-to-date, and the NASDAQ closed at 4244.03, an increase of 33.0% from one year ago and an increase of 1.6% year-to-date. The Standard & Poor’s 500 Index closed at 1838.63 on February 14, 2014, an increase of 21.0% from one year ago and a decrease of 0.5% year-to-date.

The market for thrift stocks has also generally shown a positive trend in recent quarters, while pulling back in January 2014. The rally in thrift stocks started at the end of the second quarter of 2013 gained momentum early in the third quarter of 2013, as June employment data showed job growth beating expectations. Financial shares led the broader stock market higher heading into the second half of July, as some large banks beat second quarter earnings estimates. Thrift stocks edged lower at the end of July, as investors took some

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profits following the extended run-up in thrift prices. Some favorable economic data boosted thrift shares at the beginning of August, which was followed by a downturn amid indications from the Federal Reserve that tapering of quantitative easing was becoming more likely. After trading in a narrow range through mid-August, financial shares sold-off in late-August on the threat of a military strike on Syria and a weak report on consumer spending. Thrift stocks rebounded along with the broader stock market during the first half of September, which was followed by a slight downturn on expectations that the Federal Reserve could begin tapering its monthly asset purchases at its next meeting and the looming threat of the budget impasse shutting down the U.S. government.

Thrift issues stabilized at the start of the fourth quarter of 2013 and then traded lower as the budget impasse in Washington continued into a second week. A deal to raise the federal debt ceiling and re-open the U.S. Government lifted thrift stocks and the broader stock market to healthy gains in mid-October. Third quarter earnings reports and signs of merger activity picking in the thrift sector boosted thrift shares in late-October, which was followed by a slight downturn at the end of October and into early-November as the Federal Reserve concluded its two day meeting by staying the course on quantitative easing and the benchmark interest rate. Thrift shares followed the broader stock market higher through mid-November, as the financial sector benefited from the better-than-expected employment report for October and a continuation of low interest rates. A larger-than-expected increase in a November consumer sentiment index and a decline in weekly jobless claims supported a modest gain for the thrift sector in late-November. Thrift issues generally followed trends in the broader stock market throughout December 2013, declining in early-December on the uncertain outlook for the Federal Reserve’s stimulus efforts and then rallying higher on the stronger-than-expected job growth reflected in the November employment data. After trading in a narrow range into mid-December, the rally in thrift issues resumed following the Federal Reserve’s mid-December meeting and announcement that it will begin to taper its bond buying. Thrift stocks participated in the broader stock market rally to close out 2013, with the SNL Index for all publicly-traded thrifts posting a gain of 25% for all of 2013.

Shares of thrift issues traded down at the start of 2014, as the 10-year Treasury yield approached 3.0% in early-January. Thrift stocks were also hurt by the disappointing employment report for December and then traded in a narrow range in mid-January, as investors reacted to mixed fourth quarter earnings reports coming out the banking sector at the start of the fourth quarter earnings season. Financial shares participated in the selloff

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experienced in the broader stock market during the second half of January and the first trading day of February. Janet Yellen’s debut congressional testimony as Federal Reserve Chairwoman helped to spark a rally in thrift stocks heading into mid-February, as she indicated that there no plans to change course from the Federal Reserve’s current monetary policies. On February 14, 2014, the SNL Index for all publicly-traded thrifts closed at 685.1, an increase of 16.1% from one year ago and a decrease of 3.0% year-to-date.

B.	The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company’s pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

As shown in Table 4.2, two standard conversions and one second-step conversions have been completed during the past three months. The second-step conversion offering is considered to be more relevant for Meridian Bancorp’s pro forma pricing. Waterstone Financial’s offering was closed at the top of its offering range raising gross proceeds of $344.1 million. Waterstone Financial’s closing pro forma price/tangible book ratio equaled 80.70% and the stock price increased 5.8% after its first week of trading as a fully-converted company. As of February 14, 2014, Waterstone Financial’s stock price was up 6.0% from its second-step offering price.

Shown in Table 4.3 are the current pricing ratios for the two fully-converted offerings completed during the past three months and trade on NASDAQ. The current average P/TB ratio of the NASDAQ traded, fully-converted recent conversions equaled 79.51% and included Waterstone Financial’s current P/TB ratio of 85.55%, based on closing stock prices as of February 14, 2014.

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[Table Omitted]

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[Table Omitted]

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C.	The Acquisition Market

Also considered in the valuation was the potential impact on Meridian Bancorp’s stock price of recently completed and pending acquisitions of thrift institutions operating in Massachusetts. As shown in Exhibit IV-4, there were 10 Massachusetts thrift acquisitions completed from the beginning of 2010 through February 14, 2014 and there were three acquisitions pending for Massachusetts savings institutions. The recent acquisition activity involving regional financial institutions may imply a certain degree of acquisition speculation for the Company’s stock. To the extent that acquisition speculation may impact the Company’s offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced some degree of acquisition activity as well and, thus, are subject to the same type of acquisition speculation that may influence Meridian Bancorp’s stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Meridian Bancorp’s stock would tend to be less compared to the stocks of the Peer Group companies.

D.	Trading in Meridian Bancorp’s Stock

Since Meridian Bancorp’s minority stock currently trades under the symbol “EBSB” on the NASDAQ, RP Financial also considered the recent trading activity in the valuation analysis. Meridian Bancorp had a total of 22,221,179 shares issued and outstanding at December 31, 2013, of which 9,057,070 shares were held by public shareholders and traded as public securities. The Company’s stock has had a 52 week trading range of $17.41 to $24.40 per share and its closing price on February 14, 2014 was $23.66 per share. There are significant differences between the Company’s minority stock (currently being traded) and the conversion stock that will be issued by the Company. Such differences include different liquidity characteristics, a different return on equity for the conversion stock and the stock is currently traded based on speculation of a range of exchange ratios. Since the pro forma impact has not been publicly disseminated to date, it is appropriate to discount the current trading level. As the pro forma impact is made known publicly, the trading level will become more informative.

*    *    *    *    *    *     *    *    *    *    *

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In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for second-step conversions, the acquisition market, and recent trading activity in the Company’s minority stock. Taking these factors and trends into account, RP Financial concluded that no adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8.	Management

The Company’s management team appears to have experience and expertise in all of the key areas of the Company’s operations. Exhibit IV-5 provides summary resumes of the Company’s Board of Directors and senior management. The financial characteristics of the Company suggest that the Board and senior management have been effective in implementing an operating strategy that can be well managed by the Company’s present organizational structure. The Company currently does not have any senior management positions that are vacant. Similarly, the returns, equity positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9.	Effect of Government Regulation and Regulatory Reform

As a fully-converted regulated institution, Meridian Bancorp will operate in substantially the same regulatory environment as the Peer Group members — all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank’s pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

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Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company’s pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Slight Downward
Asset Growth	Slight Upward
Primary Market Area	Slight Upward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the FRB and the Commissioner, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing the Company’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Company’s prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions and expenses (summarized in Exhibits IV-7 and IV-8). In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.

RP Financial’s valuation placed an emphasis on the following:

•	P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock and we have given it significant weight among the valuation approaches. Given certain similarities between the Company’s and the Peer Group’s earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma basis for the Company; and (2) the Peer Group on average has had the opportunity to realize the benefit of reinvesting and leveraging their offering proceeds, we also gave weight to the other valuation approaches.

•

P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value, taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or “P/TB”), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

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•	P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community’s willingness to pay market multiples for earnings or book value when ROE is expected to be low.

•	Trading of EBSB stock. Converting institutions generally do not have stock outstanding. Beneficial Bancorp, however, has public shares outstanding due to the mutual holding company form of ownership and first-step minority stock offering. Since Meridian Bancorp is currently traded on the NASDAQ, it is an indicator of investor interest in the Company’s conversion stock and therefore received some weight in our valuation. Based on the February 14, 2014, stock price of $23.66 per share and the 22,221,179 shares of Meridian Bancorp stock outstanding, the Company’s implied market value of $525.8 million was considered in the valuation process. However, since the conversion stock will have different characteristics than the minority shares, and since pro forma information has not been publicly disseminated to date, the current trading price of Meridian Bancorp’s stock was somewhat discounted herein but will become more important towards the closing of the offering.

The Company has adopted “Employers’ Accounting for Employee Stock Ownership Plans” (“ASC 718-40”), which causes earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of ASC 718-40 in the valuation.

In preparing the pro forma pricing analysis we have taken into account the pro forma impact of the MHC’s net assets (i.e., unconsolidated equity) that will be consolidated with the Company and thus will slightly increase equity. At December 31, 2013, the MHC had net assets of $2.7 million, which has been added to the Company’s December 31, 2013 equity to reflect the consolidation of the MHC into the Company’s operations. Exhibit IV-9 shows that after accounting for the impact of the MHC’s net assets, the public shareholders’ ownership interest was reduced by approximately 0.24%. Accordingly, for purposes of the Company’s pro forma valuation, the public shareholders’ ownership interest was reduced from 40.76% to 40.52% and the MHC’s ownership interest was increased from 59.24% to 59.48%.

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Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of February 14, 2014, the aggregate pro forma market value of Meridian Bancorp’s conversion stock equaled $462,322,250 at the midpoint, equal to 46,232,225 shares at $10.00 per share. The $10.00 per share price was determined by the Meridian Bancorp Board. The midpoint and resulting valuation range is based on the sale of a 59.48% ownership interest to the public, which provides for a $275,000,000 public offering at the midpoint value.

1. Price-to-Earnings (“P/E”). The application of the P/E valuation method requires calculating the Company’s pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company’s reported earnings equaled $15.429 million for the twelve months ended December 31, 2013. In deriving Meridian Bancorp’s core earnings, the only adjustment made to reported earnings was to eliminate net gains on sales of investment securities equal to $9.636 million. As shown below, assuming an effective marginal tax rate of 40.0% for the earnings adjustments, the Company’s core earnings were estimated to equal $9.647 million for the twelve months ended December 31, 2013.

Amount
($000)
Net income	$15,429
Deduct: Net gain on sales of investment securities(1)	(5,782)

Core earnings estimate	$9,647

Based on the Company’s reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company’s pro forma reported and core P/E multiples at the $462.3 million midpoint value equaled 30.71x and 49.86x, respectively, indicating premiums of 70.33% and 160.09% relative to the Peer Group’s average reported and core earnings multiples of 18.03x and 19.17x, respectively (see Table 4.4). In comparison to the Peer Group’s median reported and core earnings multiples of 17.21x and 15.90x, respectively, the Company’s pro forma reported and core P/E multiples at the midpoint

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[Table Omitted]

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value indicated premiums of 78.44% and 213.58%, respectively. The Company’s pro forma P/E ratios based on reported earnings at the minimum and the super maximum equaled 25.92x and 41.25x, respectively, and based on core earnings at the minimum and the super maximum equaled 41.90x and 67.63x, respectively.

2. Price-to-Book (“P/B”). The application of the P/B valuation method requires calculating the Company’s pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group’s P/B ratio, to the Company’s pro forma book value. Based on the $462.3 million midpoint valuation, the Company’s pro forma P/B and P/TB ratios equaled 93.28% and 95.97%, respectively. In comparison to the average P/B and P/TB ratios for the Peer Group of 111.03% and 116.55%, the Company’s ratios reflected discounts of 15.99% on a P/B basis and 17.66% on a P/TB basis. In comparison to the Peer Group’s median P/B and P/TB ratios of 109.85% and 110.76%, respectively, the Company’s pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 15.08% and 13.35%, respectively. At the super maximum of the range, the Company’s P/B and P/TB ratios equaled 106.38% and 108.93%, respectively. In comparison to the Peer Group’s average P/B and P/TB ratios, the Company’s P/B and P/TB ratios at the super maximum of the range reflected discounts of 4.19% and 6.54%, respectively. In comparison to the Peer Group’s median P/B and P/TB ratios, the Company’s P/B and P/TB ratios at the super maximum of the range reflected discounts of 3.16% and 1.65%, respectively. RP Financial considered the discounts under the P/B approach to be reasonable, given the nature of the calculation of the P/B ratio which tends to mathematically result in a ratio discounted to book value. The discounts reflected under the P/B approach were also supported by the significant premiums reflected in the Company’s P/E multiples.

3. Price-to-Assets (“P/A”). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the $462.3 million midpoint of the valuation range, the Company’s value equaled 15.79% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 15.24%, which implies a premium of 3.61% has been applied to the Company’s pro forma P/A ratio. In comparison to the Peer Group’s median P/A ratio of 13.44%, the Company’s pro forma P/A ratio at the midpoint value reflects a premium of 17.49%.

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Comparison to Recent Offerings

As indicated at the beginning of this chapter, RP Financial’s analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a “technical” analysis and, thus, the pricing characteristics of recent conversion offerings cannot be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). As discussed previously, Waterstone Financial’s recently completed second-step offering had a pro forma price/tangible book ratio at closing of 80.70% (see Table 4.2). In comparison, the Company’s pro forma price/tangible book ratio at the midpoint value reflects an implied premium of 18.92%. Waterstone Financial’s current P/TB ratio, based on closing stock prices as of February 14, 2014, equaled 85.55%. In comparison to Waterstone Financial’s current P/TB ratio, the Company’s P/TB ratio at the midpoint value reflects an implied premium of 12.18%. Comparative pre-conversion financial data for Waterstone Financial has been included in the Chapter III tables and show that, in comparison to Meridian Bancorp, Waterstone Financial maintained a higher tangible equity-to-assets ratio (12.8% versus 8.8% for Meridian Bancorp), a higher return on average assets (2.19% versus 0.62% for Meridian Bancorp and a significantly higher ratio of non-performing assets as a percent of assets (6.70% versus 1.75% for Meridian Bancorp).

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Valuation Conclusion

Based on the foregoing, it is our opinion that, as of February 14, 2014, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering – including (1) newly-issued shares representing the MHC’s current ownership interest in the Company and (2) exchange shares issued to existing public shareholders of the Company—was $462,322,250 at the midpoint, equal to 46,232,225 shares at a per share value of $10.00. The resulting range of value and pro forma shares, all based on $10.00 per share, are as follows:

	Total Shares	Offering Shares	Exchange Shares Issued to Public Shareholders	Foundation Shares	Exchange Ratio
Shares
Maximum, as Adjusted	61,142,118	36,368,750	24,773,368	—	2.7353
Maximum	53,167,059	31,625,000	21,542,059	—	2.3785
Midpoint	46,232,225	27,500,000	18,732,225	—	2.0682
Minimum	39,297,391	23,375,000	15,922,391	—	1.7580
Distribution of Shares
Maximum, as Adjusted	100.00%	59.48%	40.52%	0.00%
Maximum	100.00%	59.48%	40.52%	0.00%
Midpoint	100.00%	59.48%	40.52%	0.00%
Minimum	100.00%	59.48%	40.52%	0.00%
Aggregate Market Value at $10 per share
Maximum, as Adjusted	$611,421,180	$363,687,500	$247,733,680	$—
Maximum	$531,670,590	$316,250,000	$215,420,590	$—
Midpoint	$462,322,250	$275,000,000	$187,322,250	$—
Minimum	$392,973,910	$233,750,000	$159,223,910	$—

The pro forma valuation calculations relative to the Peer Group are shown in Table 4.4 and are detailed in Exhibit IV-7 and Exhibit IV-8.

Establishment of the Exchange Ratio

Conversion regulations provide that in a conversion of a mutual holding company, the minority shareholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Boards of Directors of the MHC, EBSB and the Bank have independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company (adjusted for the dilution resulting from the consolidation of the MHC’s unconsolidated equity into the Company). The exchange ratio to be received by the existing minority shareholders of the Company will be determined at the end of the offering, based on the total number of shares sold in the second-step conversion offering and the final appraisal. Based on the valuation conclusion herein, the resulting offering value and the $10.00 per share offering price, the indicated exchange ratio at the midpoint is 2.0682 shares of the Company for every one public share held by public shareholders.

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Furthermore, based on the offering range of value, the indicated exchange ratio is 1.7580 at the minimum, 2.3785 at the maximum and 2.7353 at the super maximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public shareholders or on the proposed exchange ratio.